Exhibit 99.2

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

AUG 04 2023

ENTERED

No. S S234337
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING LITHIUM AMERICAS CORP. AND 1397468 B.C. LTD.

LITHIUM AMERICAS CORP.

PETITIONER

ORDER MADE AFTER APPLICATION
(Final Order)

BEFORE	) THE HONOURABLE JUSTICE ~~WARREN~~ KENT	) August 4, 2023

ON THE APPLICATION of the Petitioner, Lithium Americas Corp. ("**LAC**"), coming on for hearing at 800 Smithe Street, Vancouver, British Columbia, on August 4, 2023 and UPON HEARING Jessica Lewis, counsel for the Petitioner; and no one appearing on behalf of any holder (the "**Shareholders**") of shares of LAC or any other person affected, although duly served NK. AND UPON READING the Petition to the Court herein dated June 14, 2023, 2023; AND UPON READING the Interim Order of Master Muir made herein on June 16, 2023; AND UPON READING Affidavit #1 and #2 of Oleksandr Shulga sworn on June 14, 2023 and August 2, 2023, respectively; AND UPON IT APPEARING that notice of the time and place of the hearing of this application was given to the Shareholders; AND UPON the requisite approval of the Shareholders having been obtained at the annual and special meeting of LAC held on July 31, 2023; AND UPON CONSIDERING the fairness to the parties affected thereby of the terms and conditions of the Arrangement and of the transactions contemplated by the Arrangement; AND UPON BEING INFORMED that it is the intention of the parties to rely on section 3(a)(10) of the United States *Securities Act of 1933*, as amended (the "**US Securities Act**") and that the declaration of the fairness of, and the approval of, the Arrangement contemplated in the plan of arrangement (the "**Plan of Arrangement**"), a copy of which is attached hereto as Schedule "A", by this Court will serve as the basis for an exemption from the registration requirements of the US Securities Act pursuant to section 3(a)(10) thereof, for the issuance of securities in connection with the Arrangement;

THIS COURT ORDERS that:

1. Pursuant to the provisions of s. 291(4)(c) of the *Business Corporations Act*, S.B.C. 2002, C. 57, as amended (the "**BCBCA**"), the Arrangement as provided for in the Plan of Arrangement, including the terms and conditions thereof and the issuances of securities

- 2- contemplated therein, is substantively and procedurally fair and reasonable to the those who will receive securities in the distribution; 2. The Arrangement as provided for in the Plan of Arrangement be and hereby is approved pursuant to the provisions of s. 291(4)(a) of the BCBCA; 3. The Arrangement shall be implemented in the manner and sequence set forth in the Plan of Arrangement, and pursuant to sections 291, 292, and 296 of the BCBCA, the Arrangement will take effect as of the Effective Time, as defined in the Plan of Arrangement; 4. The Arrangement set forth in the Plan of Arrangement shall be binding on LAC and its securityholders, upon the taking effect of the Arrangement pursuant to section 297 of the BCBCA; and 5. LAC and 1397468 B.C. Ltd. shall be at liberty to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further order or orders as may be appropriate. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT: Signature of lawyer for the Petitioner Jessica Lewis By the Court Registrar Kent. J.

SCHEDULE “A”

Plan of Arrangement PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) ARTICLE 1 DEFINITIONS AND INTERPRETATION 1.1 Definitions In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, terms used but not otherwise defined have the respective meanings given to them in the Arrangement Agreement and the following terms have the respective meanings set out below and grammatical variations of such terms have the corresponding meanings: “agreed amount” means the amount agreed upon by the transferor and the transferee, within the limits prescribed by subsection 85(1) of the Tax Act, in respect of the transfer of an eligible property as defined in subsection 85(1.1) of the Tax Act for consideration that includes shares of the transferee in a joint election under subsection 85(1) of the Tax Act; “Applicable Law” means, with respect to any Person, any domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction judgment, bylaw, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities and, to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority, unless expressly specified otherwise; “Arrangement” means the arrangement of LAC under section 288 of the BCBCA, on the terms and subject to the conditions set out in this Plan of Arrangement; “Arrangement Agreement” means the amended and restated arrangement agreement dated as of June 14, 2023 between LAC and Spinco, including all schedules and appendices attached thereto, as may be amended, modified and/or supplemented from time to time in accordance with its terms; “Arrangement Resolution” means the special resolution of the LAC Shareholders approving the Arrangement to be considered at the Meeting as required by the BCBCA and the Interim Order; “Articles” means the articles of LAC, as such term is defined in the BCBCA; “BCBCA” means the Business Corporations Act (British Columbia); “Board” or “Board of Directors” means the Board of Directors of LAC; “Business Day” means any day other than a Saturday, Sunday or any other day on which major banks are closed for business in the City of Vancouver, British Columbia;

“Butterfly Percentage” means the percentage, to be determined by the Board of Directors, that is equal to the fraction of A/B where: A is the net fair market value of the Distribution Property transferred under Section 2.3(g) of this Plan of Arrangement, as determined immediately before the transfer; and B is the net fair market value of all of the property owned by LAC immediately before the transfer of the Distribution Property under Section 2.3(g) of this Plan of Arrangement, as determined immediately before the transfer; “Circular” means the notice of Meeting and accompanying management information circular of LAC, including all schedules, appendices and exhibits thereto and all information incorporated by reference therein, to be sent to LAC Shareholders in connection with the Meeting, as may be amended, modified and/or supplemented from time to time in accordance with the Arrangement Agreement; “Common Shares” means the common shares without par value of LAC as constituted immediately before the First LAC Share Exchange and as constituted immediately after the Second LAC Share Exchange, as the context requires; “Court” means the Supreme Court of British Columbia and any applicable appellate court of competent jurisdiction; “CRA” means the Canada Revenue Agency; “Depositary” means such person as LAC may appoint to act as depositary in connection with the Arrangement; “Dissent Rights” has the meaning set out in Section 3.1(a) of this Plan of Arrangement; “Dissenting Shareholder” means a registered holder of Common Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Date, but only in respect of such Common Shares for which Dissent Rights are validly exercised and not withdrawn or deemed to have been withdrawn by such registered holder of Common Shares; “Distribution Property” means (i) all of LAC’s shares of 1339480 B.C. Ltd., (ii) LAC’s receivable from 1339480 B.C. Ltd., (iii) all of LAC’s shares of Green Technology Metals Limited; (iv) all of LAC’s shares of Ascend Elements, Inc., (v) the portion of LAC’s workforce in-place that will become directors, officers and employees of Spinco, (vi) the “Lithium Americas” business name, all intellectual property rights related thereto, and all associated stationery, logos, signage and domain names, (vii) the Offtake Agreement, (viii) the balance of the net proceeds of the Tranche 1 Subscription Price, and (ix) U.S.$75,000,000 of cash to establish sufficient working capital of Spinco (such amount subject to adjustment by the Board of Directors if the Effective Date is later than September 1, 2023); “DRS Advice” means a direct registration statement (DRS) advice representing the applicable securities;

“Effective Date” means the date on which the Arrangement becomes effective, as set out in Section 1.1 of the Arrangement Agreement; “Effective Time” means 12:01 a.m. on the Effective Date, or such other time as LAC and Spinco agree to in writing before the Effective Date; “Final Order” means the final order of the Court to be made pursuant to section 291 of the BCBCA in form and substance acceptable to LAC, acting reasonably, approving the Arrangement, as such order may be varied, amended or supplemented by the Court with the consent of LAC, acting reasonably, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or varied, amended or supplemented on appeal; “Final Proscription Date” has the meaning set out in Section 4.4 of this Plan of Arrangement; “First LAC Share Exchange” means the exchange of Common Shares for LAC Class A Common Shares and LAC Preference Shares pursuant to Section 2.3(e) of this Plan of Arrangement; “Governmental Authority” means any (a) international, multinational, federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority or representative of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, self-regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX and NYSE; “Interim Order” means the interim order of the Court in respect of the Arrangement and providing for, among other things, the calling and holding of the Meeting, in form and substance acceptable to LAC, acting reasonably, as such order may be varied, amended or supplemented by the Court with the consent of LAC, acting reasonably; “IRS” means the Internal Revenue Service; “LAC” means Lithium Americas Corp., a BCBCA corporation, which is to be renamed “Lithium Americas (Argentina) Corp.” pursuant to Section 2.3(l)(i) of this Plan of Arrangement, and includes its successors and permitted assigns (but excludes, for greater certainty, “Spinco”). “LAC Class A Common Shares” means the Class A voting common shares without par value of LAC having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement; “LAC Equity Incentive Plan” means LAC’s second amended and restated equity incentive plan dated May 15, 2023, as amended; “LAC Preference Shares” means the preference shares without par value of LAC having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement; “LAC Redemption Amount” means, for each LAC Preference Share, the product of the Butterfly Percentage and the aggregate fair market value of all of the Common Shares held by Participating Shareholders immediately before the First LAC Share Exchange, divided by the number of LAC Preference Shares, plus all declared but unpaid dividends thereon;

“LAC Redemption Note” means the demand, non-interest bearing promissory note having a principal amount and fair market value equal to the aggregate LAC Redemption Amount, issued by LAC to Spinco in payment of the consideration for the redemption of the LAC Preference Shares held by Spinco pursuant to Section 2.3(i) of this Plan of Arrangement; “LAC Shareholders” means all Persons holding Common Shares, whether registered or beneficial (unless otherwise specified) at the applicable time and “LAC Shareholder” means any one of them; “Lithium Argentina DSU” means a deferred share unit in respect of a Common Share issued by LAC on the exchange of an Old LAC DSU pursuant to Section 2.3(c)(i) of this Plan of Arrangement; “Lithium Argentina PSU” means a restricted share right in respect of a Common Share issued by LAC on the exchange of an Old LAC PSU pursuant to Section 2.3(c)(ii) of this Plan of Arrangement; “Lithium Argentina RSU” means a restricted share right in respect of a Common Share issued by LAC on the exchange of an Old LAC RSU pursuant to Section 2.3(c)(iii) of this Plan of Arrangement; “Letter of Transmittal” means the letter of transmittal to be delivered by LAC to LAC Shareholders for use in connection with the Arrangement; “Master Purchase Agreement” means the master purchase agreement between LAC and General Motors Holdings LLC dated January 30, 2023; “Meeting” means the annual and special meeting of LAC Shareholders, including any adjournments or postponements thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider and to vote on the Arrangement Resolution and for any other purpose as may be set out in the Circular and consented to by LAC in accordance with the terms of the Arrangement Agreement; “Notice of Articles” means the notice of articles of LAC, as such term is defined in the BCBCA; “NYSE” means the New York Stock Exchange; “Offtake Agreement” means the offtake agreement between LAC and General Motors Holdings LLC dated February 16, 2023; “Old LAC DSU” means a deferred share unit in respect of a Common Share granted by LAC to a holder under the LAC Equity Incentive Plan that is issued and outstanding, whether or not vested, immediately before the Effective Time; “Old LAC Equity Awards” means, collectively, the Old LAC DSUs, Old LAC PSUs and Old LAC RSUs; “Old LAC PSU” means a performance based restricted share right in respect of a Common Share granted by LAC to a holder under the LAC Equity Incentive Plan that is issued and outstanding, whether or not vested, immediately before the Effective Time;

“Old LAC RSU” means a restricted share right in respect of a Common Share granted by LAC to a holder under the LAC Equity Incentive Plan that is issued and outstanding, whether or not vested, immediately before the Effective Time; “Participating Shareholder” means a LAC Shareholder as at the Effective Time, other than a Dissenting Shareholder; “Person” includes any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, company, corporation, trustee, executor, administrator, legal representative, government (including Governmental Authority) or any other entity, whether or not having legal status; “Plan of Arrangement” means this plan of arrangement under section 288 of the BCBCA, including all exhibits attached hereto, and any amendments, supplements or variations hereto made in accordance with the Arrangement Agreement, the terms hereof or at the direction of the Court in the Final Order (with the consent of LAC, acting reasonably); “PUC” means “paid up capital” in respect of a class of shares of a corporation for purposes of the Tax Act; “Second LAC Share Exchange” means the exchange of LAC Class A Common Shares for Common Shares pursuant to Section 2.3(j) of this Plan of Arrangement; “Spinco” means 1397468 B.C. Ltd., a BCBCA corporation, which is to be renamed “Lithium Americas Corp.” pursuant to Section 2.3(m)(i) of this Plan of Arrangement, and includes its successors and permitted assigns (but excludes, for greater certainty, “LAC”); “Spinco Common Shares” means the common shares without par value of Spinco as constituted immediately before the Effective Time; “Spinco DSU” means a deferred share unit in respect of a Spinco Common Share issued by Spinco on the exchange of an Old LAC DSU pursuant to Section 2.3(c)(i) of this Plan of Arrangement; “Spinco Equity Incentive Plan” means Spinco’s equity incentive plan set out in Exhibit III to this Plan of Arrangement; “Spinco Preference Shares” means the preference shares without par value of Spinco as constituted immediately before the Effective Time; “Spinco PSU” means a restricted share right in respect of a Spinco Common Share issued by Spinco on the exchange of an Old LAC PSU pursuant to Section 2.3(c)(ii) of this Plan of Arrangement; “Spinco Redemption Amount” means for each Spinco Preference Share, the net fair market value of the Distribution Property, divided by the number of Spinco Preference Shares, plus all declared but unpaid dividends thereon; “Spinco Redemption Note” means the demand, non-interest bearing promissory note having a principal amount and fair market value equal to the aggregate Spinco Redemption Amount, issued5 by Spinco to LAC in payment of the consideration for the redemption of the Spinco Preference Shares held by LAC pursuant to Section 2.3(h) of this Plan of Arrangement; “Spinco RSU” means a restricted share right in respect of a Spinco Common Share issued by Spinco on the exchange of an Old LAC RSU pursuant to Section 2.3(c)(iii) of this Plan of Arrangement; “Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the board of directors thereof and will include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of existing contracts, agreements and commitments; “Tax Act” means the Income Tax Act (Canada); “Taxes” means all income taxes, capital taxes, stamp taxes, charges to tax withholdings, sales and use taxes, value added taxes, goods and services taxes, and all penalties, interest and other payments thereon or in respect thereof, including a payment under the Tax Act, the U.S. Code, or any other federal, provincial, territorial, state, municipal, local or foreign tax law, in each case, as amended; “Tax Rulings” means the advance income tax rulings and opinions from each of the CRA and the IRS, in the form requested in the applications made on behalf of LAC, as the same may be amended, modified and/or supplemented from time to time at the request of the CRA or the IRS, as applicable, or at the request of LAC, in eachcase, confirming the applicable Canadian and U.S. federal income tax consequences of the spin-off by LAC of the Distribution Property under the Arrangement and certain othertransactions; “Tranche 1 Subscription Price” has the meaning ascribed to such term in the Master Purchase Agreement; “Transfer Agent” means the transfer agent(s) and/or registrar(s) for the Common Shares or the Spinco Common Shares, as applicable; “TSX” means the Toronto Stock Exchange; and “U.S. Code” means the United States Internal Revenue Code of 1986. 1.2 Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “Exhibit” followed by a number and/or a letter refer to the specified Article or Section of or Exhibit to this Plan of Arrangement. The terms “hereof, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section, Exhibit or other portion hereof.6

1.3 Rules of Construction In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, including the neuter gender, and (c) the words “include”, “includes” and “including” will be deemed to be followed by the words “without limitation” and the words “the aggregate of, “the total of, “the sum of or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of. 1.4 Currency Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and refers to Canadian dollars. In the event that any amounts are required to be converted from a foreign currency to Canadian dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of the Bank of Canada available before the relevant calculation date. 1.5 Date for Action and Computation of Time If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day. Unless otherwise specified, a period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. 1.6 References to Days, Statutes, etc. (a) In this Plan of Arrangement, references to days means calendar days, unless otherwise specified. (b) In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any law, statute, regulation, direction, code or instrument is to that law, statute, regulation, direction, code or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a law, statute or code, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any agreement, contract or document are to that agreement, contract or document as amended, modified or supplemented from time to time in accordance with its terms. 1.7 Time Time will be of the essence in every matter or action contemplated hereunder. All times expressed herein are to local Vancouver, British Columbia time, unless otherwise specified.7

1.8 Exhibits The following Exhibits are attached to this Plan of Arrangement and form an integral part hereof: Exhibit I—Amendments to LAC Articles and Notice of Articles of Lithium Americas Corp. Exhibit II—Amended and Restated LAC Equity Incentive Plan Exhibit III—Spinco Equity Incentive Plan ARTICLE 2 THE ARRANGEMENT 2.1 Arrangement Agreement This Plan of Arrangement is made pursuant to, and is subject to, the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in section 288 of the BCBCA. 2.2 Binding Effect At and after the Effective Time, this Plan of Arrangement and the Arrangement will, without any further authorization, act or formality on the part of any Person, become effective and be binding upon LAC, Spinco, the Transfer Agent, all LAC Shareholders, including Dissenting Shareholders, all holders of Old LAC Equity Awards, the Depositary and all other Persons. 2.3 Arrangement On the Effective Date, except as otherwise stated in this Plan of Arrangement and except for filing elections under the Tax Act, each of the transactions and events set out below shall occur in the following sequence effective at one-minute intervals starting at the Effective Time, without any further authorization, act or formality by LAC, Spinco or any other Person: (a) Dissenting Shareholders Each Common Share held by a Dissenting Shareholder will be, and will be deemed to be, transferred to LAC by the holder thereof and will be cancelled, without any further authorization, act or formality, free and clear of all liens, claims and encumbrances, and LAC will be obliged to pay such Dissenting Shareholder an amount therefor as determined by an order of the Court in accordance with Article 3, and such Dissenting Shareholder will be deemed to be removed from the securities register of LAC as a holder of Common Shares and will cease to be the holder of such Common Shares or to have any rights as a LAC Shareholder other than the right to be paid the fair value for such Common Shares as set out in Article 3. (b) LAC Equity Incentive Plan and Spinco Equity Incentive Plan

(i) The terms and conditions of the LAC Equity Incentive Plan will be amended and restated in the form and substance set out in Exhibit II to this Plan of Arrangement. (ii) The Spinco Equity Incentive Plan will come into force and effect with the terms and conditions set out in Exhibit III to this Plan of Arrangement. (c) Treatment of Old LAC Equity Awards (i) Exchange of Old LAC DSUs for Spinco DSUs and Lithium Argentina DSUs Holders of Old LAC DSUs will dispose of (i) the Butterfly Percentage of each Old LAC DSU to Spinco for one Spinco DSU, and (ii) the remaining portion of each Old LAC DSU to LAC for one Lithium Argentina DSU, subject to adjustment as follows. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange. Accordingly, the number of Lithium Argentina DSUs to be issued by LAC to a holder on the exchange will be reduced, if and to the extent necessary, such that the total of the fair market value of the Spinco DSUs and the fair market value of the Lithium Argentina DSUs receivable by the holder, as determined immediately after the exchange, does not exceed the fair market value of the Old LAC DSUs exchanged by such holder, as determined immediately before the exchange. The Old LAC DSUs so exchanged will be cancelled. (ii) Exchange of Old LAC PSUs for Spinco PSUs and Lithium Argentina PSUs Holders of Old LAC PSUs will dispose of (i) the Butterfly Percentage of each Old LAC PSU to Spinco for one Spinco PSU, and (ii) the remaining portion of each Old LAC PSU to LAC for one Lithium Argentina PSU, subject to adjustment as follows. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange. Accordingly, the number of Lithium Argentina PSUs to be issued by LAC to a holder on the exchange will be reduced, if and to the extent necessary, such that the total of the fair market value of the Spinco PSUs and the fair market value of the Lithium Argentina PSUs receivable by the holder, as determined immediately after the exchange, does not exceed the fair market value of the Old LAC PSUs exchanged by such holder, as determined immediately before the exchange. The Old LAC PSUs so exchanged will be cancelled. (iii) Exchange of Old LAC RSUs for Spinco RSUs and Lithium Argentina RSUs Holders of Old LAC RSUs will dispose of (i) the Butterfly Percentage of each Old LAC RSU to Spinco for one Spinco RSU, and (ii) the remaining portion of each Old LAC RSU to LAC for one Lithium Argentina RSU, subject to adjustment as follows.

It is intended that subsection 7(1.4) of the Tax Act apply to the exchange. Accordingly, the number of Lithium Argentina RSUs to be issued by LAC to a holder on the exchange will be reduced, if and to the extent necessary, such that the total of the fair market value of the Spinco RSUs and the fair market value of the Lithium Argentina RSUs receivable by the holder, as determined immediately after the exchange, does not exceed the fair market value of the Old LAC RSUs exchanged by such holder, as determined immediately before the exchange. The Old LAC RSUs so exchanged will be cancelled. (d) Reorganization of LA C Share Capital The authorized share capital of LAC will be reorganized and its Articles and Notice of Articles will be altered to create and to authorize the issuance of an unlimited number of LAC Class A Common Shares and an unlimited number of LAC Preference Shares, each new class of shares, in addition to the LAC Common Shares it is authorized to issue immediately before such alteration, attaching the respective rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement. (e) First LAC Share Exchange Each Participating Shareholder will transfer each Common Share held by such Participating Shareholder to LAC in exchange for: (x) one LAC Class A Common Share; and (y) one LAC Preference Share. The aggregate amount added to the capital of the LAC Preference Shares will be equal to the amount of the product of the Butterfly Percentage and the PUC of the Common Shares (for greater certainty, excluding Common Shares held by Dissenting Shareholders) immediately before the Effective Time. The aggregate amount added to the capital of the LAC Class A Common Shares will be equal to the amount of the difference between the PUC of the exchanged Common Shares (excluding, for greater certainty, Common Shares held by Dissenting Shareholders) immediately before the Effective Time and the capital of the LAC Preference Shares. The Common Shares so exchanged will be cancelled. (f) Spinco Share Exchange Each Participating Shareholder will transfer each LAC Preference Share held by such Participating Shareholder to Spinco in exchange for one Spinco Common Share. The aggregate amount added to the capital of the Spinco Common Shares will be equal to the aggregate of the PUC of the transferred LAC Preference Shares. (g) Distribution LAC will transfer to Spinco all of the Distribution Property in consideration for Spinco’s assumption of liabilities and obligations related to the Distribution Property (including LAC’s liabilities and obligations related to the Offtake Agreement) and the issuance of 1,000,000 Spinco Preference Shares to LAC. The amount added to the capital of the Spinco Preference Shares will be equal to the difference between (a) the total of the aggregate of the agreed amounts and the fair market value of any Distribution Property other than eligible property as defined in subsection 85(1.1) of the Tax Act, and (b) the amount of any assumed liabilities. (h) Spinco Redemption Spinco will redeem for cancellation all of the Spinco Preference Shares held by LAC in consideration for the aggregate of the Spinco Redemption Amount. Spinco will issue the Spinco Redemption Note to LAC in payment of the aggregate of the Spinco Redemption Amount. All of the Spinco Preference Shares will be cancelled. Spinco is deemed to designate under subsection 89(14) of the Tax Act the amount of any deemed dividend under subsection 84(3) of the Tax Act arising on the redemption as an eligible dividend. (i) LAC Redemption LAC will redeem for cancellation all of the LAC Preference Shares held by Spinco in consideration for the aggregate of the LAC Redemption Amount. LAC will issue the LAC Redemption Note to Spinco in payment of the aggregate of the LAC Redemption Amount. All of the LAC Preference Shares will be cancelled. LAC is deemed to designate under subsection 89(14) of the Tax Act the amount of any deemed dividend under subsection 84(3) of the Tax Act arising on the redemption as an eligible dividend. (j) Second LAC Share Exchange Each Participating Shareholder will transfer each LAC Class A Common Share held by such Participating Shareholder to LAC in exchange for one Common Share. The aggregate amount added to the capital of the Common Shares will be equal to the PUC of the exchanged LAC Class A Common Shares. The LAC Class A Common Shares so exchanged will be cancelled. (k) Set-Off Pursuant to a settlement agreement between LAC and Spinco: (i) LAC will repay the LAC Redemption Note by transferring to Spinco its Spinco Redemption Note; (ii) Spinco will repay the Spinco Redemption Note by transferring to LAC its LAC Redemption Note; and (iii) each of the LAC Redemption Note and the Spinco Redemption Note will be cancelled. (I) Name Change of LAC and Elimination of Certain Classes of Shares The Articles and Notice of Articles of LAC will be altered to: (i) change the name of LAC from “Lithium Americas Corp.” to “Lithium Americas (Argentina) Corp.”; and (ii) eliminate the LAC Class A Common Shares and the LAC Preference Shares from the authorized share capital of LAC, such that, immediately following such alteration, LAC will be authorized to issue an unlimited number of Common Shares. (m) Name Change of Spinco and Elimination of Certain Classes of Shares The Articles and Notice of Articles of Spinco will be altered to: (i) change the name of Spinco from “1397468 B.C. Ltd.” to “Lithium Americas Corp.”; and (ii) eliminate the Spinco Preference Shares from the authorized share capital of Spinco, such that, immediately following such alteration, Spinco will be authorized to issue an unlimited number of Spinco Common Shares. (n) Change in Directors (i) the following directors of LAC will resign from the Board: Fabiana Chubbs, Kelvin Dushnisky, Jonathan Evans, Yuan Gao and Jinhee Magie; (ii) the number of directors of LAC will be reduced to six (6) and the directors of LAC will be Diego Lopez Casanello, Robert Doyle, George Ireland, John Kanellitsas, Franco Mignacco and Calum Morrison, such directors to hold office until the close of the next annual meeting of shareholders of LAC or until their successors are elected or appointed; (iii) the number of directors of Spinco will be set at eight (8) and the directors of Spinco will be Michael Brown, Fabiana Chubbs, Kelvin Dushnisky, Jonathan Evans, Yuan Gao, Zach Kirkman, Jinhee Magie and Philip Montgomery, such directors to hold office until the close of the next annual meeting of shareholders of Spinco or until their successors are elected or appointed; (iv) until the next annual meeting of shareholders of LAC, the directors of LAC will have the authority to appoint one or more additional directors on its Board who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of LAC or until their successors are elected or appointed, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of LAC, as contemplated by Section 2.3(n)(ii); and (v) until the next annual meeting of shareholders of Spinco, the directors of Spinco will have the authority to appoint one or more additional directors on its board of directors who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of Spinco or until their successors are elected or appointed, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of Spinco, as contemplated by Section 2.3(n)(iii).

2.4 Registers of Security Holders (a) Upon the deemed transfer of the Common Shares held by Dissenting Shareholders pursuant to Section 2.3(a), the name of each Dissenting Shareholder will be deemed to be removed from the register of holders of Common Shares. (b) Upon the First LAC Share Exchange of the Common Shares pursuant to Section 2.3(e), the name of each registered Participating Shareholder will be deemed to be removed from the register of holders of Common Shares and will be deemed to be added to the registers of holders of LAC Class A Common Shares and LAC Preference Shares as the holder of the number of LAC Class A Common Shares and LAC Preference Shares, respectively, issued to such registered Participating Shareholder and will be deemed to be the registered owner thereof. (c) Upon the transfer of the LAC Preference Shares pursuant to Section 2.3(f), (i) the name of each registered Participating Shareholder will be deemed to be removed from the register of holders of LAC Preference Shares and will be deemed to be added to the register of holders of Spinco Common Shares, and (ii) Spinco will be deemed to be recorded on the register of holders of LAC Preference Shares and will be deemed to be the legal and beneficial owner thereof. (d) Upon the transfer of the Distribution Property pursuant to Section 2.3(g), LAC will be deemed to be added to the register of holders of Spinco Preference Shares, and will be deemed to be the legal and beneficial owner thereof. (e) Upon the redemption of the Spinco Preference Shares pursuant to Section 2.3(h), LAC will be deemed to be removed from the register of holders of Spinco Preference Shares and appropriate entries will be made in the register of holders of Spinco Preference Shares to reflect the cancellation of such shares. (f) Upon the redemption of the LAC Preference Shares pursuant to Section 2.3(i), Spinco will be deemed to be removed from the register of holders of LAC Preference Shares and appropriate entries will be made in the register of holders of LAC Preference Shares to reflect the cancellation of such shares. (g) Upon the Second LAC Share Exchange of the LAC Class A Common Shares pursuant to Section 2.3(j), the name of each registered Participating Shareholder will be deemed to be removed from the register of holders of LAC Class A Common Shares and will be deemed to be added to the register of holders of Common Shares as the holder of the number of Common Shares issued to such registered Participating Shareholder and will be deemed to be the registered owner thereof. 2.5 Arrangement Effectiveness The Arrangement will become finally and conclusively binding and effective as at the Effective Time.

2.6 Deemed Fully Paid and Non-Assessable Shares All LAC Class A Common Shares, LAC Preference Shares, Spinco Common Shares, Spinco Preference Shares and Common Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA. 2.7 Supplementary Actions Notwithstanding that the transaction and events set out in Section 2.3 hereof will occur, and shall be deemed to occur, in the order therein set out without any other authorization, act or formality, each of LAC and Spinco will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in Section 2.3 hereof, including any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any promissory notes and receipts therefor and any necessary additions to, or deletions from, share registers. ARTICLE 3 RIGHTS OF DISSENT 3.1 Rights of Dissent (a) Registered holders of Common Shares may exercise rights of dissent with respect to their Common Shares pursuant to and in the manner set forth in sections 237 to 247 of the BCBCA as modified by the Interim Order and this Article 3 (“Dissent Rights”) in connection with the Arrangement; provided that, notwithstanding section 242(1)(a) of the BCBCA, the written notice setting forth such a registered holder’s objection to the Arrangement Resolution referred to in section 242(1)(a) of the BCBCA must be received by LAC no later than 5:00 p.m. on the day that is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights in accordance with this Section 3.1 and who: are ultimately entitled to be paid fair value for their Common Shares, (A) will be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to LAC, free and clear of all liens, claims and encumbrances, as set out in Section 2.3(a), (B) will be deemed not to have participated in the transactions in respect of such Common Shares in Section 2.3 (other than Section 2.3(a)), (C) will be entitled to be paid the fair value of such Common Shares, which fair value, notwithstanding anything to the contrary contained in section 237 of the BCBCA, will be determined as of the close of business on the day before the Arrangement Resolution was adopted, and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or (ii) are ultimately not entitled, for any reason, to be paid fair value for such Common Shares, will be deemed to have participated in the Arrangement as of and from the Effective Time on the same basis as a Participating Shareholder. 3.2 Recognition of Dissenting Shareholders (a) In no circumstances will the parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of Common Shares in respect of which such Dissent Rights are purported to be exercised. (b) From and after the Effective Time, neither LAC nor Spinco nor any other Person will be required to recognize a Dissenting Shareholder as a holder of Common Shares or as a holder of any securities of any of LAC or Spinco or any of their respective Subsidiaries and, subject to re-instatement pursuant to Section 3.1 (a)(ii) above, at the Effective Time, the names of the Dissenting Shareholders will be deleted from the register of holders of Common Shares previously maintained or caused to be maintained by LAC in accordance with Section 2.4(a). In addition to any other restrictions in the Interim Order and under section 237 of the BCBCA, for greater certainty, none of the following Persons will be entitled to exercise Dissent Rights: (i) any holder of Old LAC Equity Awards; (ii) any Person who is not a registered holder of Common Shares; and (iii) any holder of LAC Class A Common Shares, Spinco Common Shares or Spinco Preference Shares. 3.3 Dissent Right Availability A registered holder of Common Shares will not be entitled to exercise Dissent Rights with respect to Common Shares if such registered holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder to vote) in favour of the Arrangement Resolution. 3.4 Withholding Taxes All payments made to a Dissenting Shareholder pursuant to this Article 3 will be subject to, and paid net of, all applicable withholding taxes pursuant to Section 4.3 of this Plan of Arrangement. ARTICLE 4 CERTIFICATES AND PAYMENTS 4.1 Entitlement to Share Certificates (a) After the Effective Time and until surrendered for cancellation as contemplated under Section 4.1(d), each share certificate(s) and/or DRS Advice(s), as applicable, that immediately prior to the Effective Time represented one or more outstanding Common Shares (other than any Common Shares held by Dissenting Shareholders) will be deemed at all times to represent only such Participating Shareholder’s right to receive in exchange therefor: (i) a certificate or a DRS Advice representing the Common Shares issued under the Second LAC Share Exchange, and (ii) a certificate or a DRS Advice representing the Spinco Common

Shares, respectively, that such holder is entitled to receive in accordance with the provisions of Section 2.3. (b) As soon as practicable following the Effective Date, LAC will issue and deliver, or cause its Transfer Agent to issue and deliver, to the Depositary in escrow certificates and/or DRS Advices representing sufficient Common Shares bearing the new name “Lithium Americas (Argentina) Corp.” to satisfy the aggregate Common Shares issuable to LAC Shareholders (other than Dissenting Shareholders) pursuant to the Second LAC Share Exchange under the Arrangement and in accordance with this Plan of Arrangement, which Common Shares will be held by the Depositary as agent and nominee for such Participating Shareholders for distribution thereto in accordance with Section 4.1(d). (c) As soon as practicable following the Effective Date, Spinco will issue and deliver, or cause its Transfer Agent to issue and deliver, to the Depositary in escrow certificates and/or DRS Advices representing sufficient Spinco Common Shares bearing the new name “Lithium Americas Corp.” to satisfy the aggregate Spinco Common Shares issuable to LAC Shareholders (other than Dissenting Shareholders) under the Arrangement and in accordance with this Plan of Arrangement, which Spinco Common Shares will be held by the Depositary as agent and nominee for such Participating Shareholders for distribution thereto in accordance with Section 4.1(d). (d) As soon as practicable after the surrender to the Depositary for cancellation of a certificate or a DRS Advice that immediately before the Effective Time represented one or more outstanding Common Shares (other than Common Shares held by Dissenting Shareholders), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder (other than Dissenting Shareholders) of such surrendered certificate or DRS Advice will be entitled to receive in exchange therefor: (i) a certificate or a DRS Advice representing the Common Shares issued under the Second LAC Share Exchange; and (ii) a certificate or a DRS Advice representing the Spinco Common Shares, respectively, that such holder is entitled to receive in accordance with the provisions of Section 2.3. (e) Any Common Shares traded after the Effective Time will represent Common Shares as of the Effective Time and will not carry any rights to receive Spinco Common Shares. (f) Recognizing that the LAC Class A Common Shares to be issued under the First LAC Share Exchange pursuant to Section 2.3(e) will be cancelled upon exchange thereof for Common Shares under the Second LAC Share Exchange pursuant to Section 2.3(j), LAC will not issue or deliver any share certificate(s), DRS Advice(s) or other instrument(s) representing LAC Class A Common Shares. (g) No certificate(s), DRS Advice(s) or other instrument(s) will be issued or delivered to evidence the LAC Preference Shares issued to Participating Shareholders under Section 2.3(e) or the Spinco Preference Shares issued to LAC under Section 2.3(g).

4.2 Lost Certificates If any certificate representing, immediately prior to the Effective Time, one or more outstanding Common Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and the giving by such Person of a bond and/or indemnity satisfactory to LAC, Spinco and the Depositary in such sum as LAC, Spinco and the Depositary may determine against any claim that may be made against LAC and Spinco with respect to the certificate alleged to have been lost, stolen or destroyed, the Depositary will make such distribution or delivery in respect of the Common Shares represented by such lost, stolen or destroyed certificate as determined in accordance with Section 4.1(a). 4.3 Distributions with respect to Unsurrendered Certificates No dividend or other distribution declared or made after the Effective Time with respect to Common Shares or Spinco Common Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate or DRS Advice that, immediately prior to the Effective Time, represented outstanding Common Shares, unless and until the holder (other than Dissenting Shareholders) of such certificate will have complied with the provisions of Section 4.1(d), and, if applicable, Section 4.2. Subject to Applicable Law and to Section 4.4 and Section 4.5, at the time of such compliance, there will, in addition to the delivery of the Common Shares and Spinco Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to Common Shares and/or Spinco Common Shares, as applicable. 4.4 Limitation and Proscription If (a) any former LAC Shareholder has not complied with the provisions of Section 4.1 or Section 4.2, as applicable, or (b) any payment made by the Depositary pursuant to this Arrangement (including Section 4.3) has not been deposited or has been returned to the Depositary or otherwise remains unclaimed, in each case, on or before the date that is three (3) years after the Effective Date (the “Final Proscription Date’’), then, on such Final Proscription Date: (i) such former LAC Shareholder will be deemed to have donated and forfeited to LAC or its successors, all such Common Shares held by the Depositary in trust for such former holder to which such former holder was entitled under the Arrangement; (ii) such former LAC Shareholder will be deemed to have donated and forfeited to Spinco or its successors, all such Spinco Common Shares held by the Depositary in trust for such former holder to which such former holder was entitled under the Arrangement; (iii) the Common Shares and Spinco Common Shares that such former LAC Shareholder was entitled to receive under Section 4.1(a) will be automatically cancelled without any repayment of capital in respect thereof and the interest of such former LAC Shareholder in such shares will be terminated; (iv) the certificate(s), DRS Advice(s) or other documentation or instrument(s) representing such Common Shares and Spinco Common Shares will be delivered by the Depositary to LAC (in the case of the Common Shares) and to Spinco (in the case of the Spinco Common Shares) for cancellation; (v) all certificate(s), DRS Advice(s) or other documentation or instrument(s) representing Common Shares formerly held by such former holder immediately prior to the Effective Time will cease to represent any claim or interest of any nature whatsoever and will be deemed to have been surrendered to LAC and will be cancelled; and (vi) any payment made and any other right or claim to payment hereunder (including under Section 4.3) that remains outstanding will cease to represent any claim or interest of any nature whatsoever and will be deemed to have been surrendered to LAC

(in the case of payments relating to the Common Shares) and to Spinco (in the case of payments relating to the Spinco Common Shares). None of the parties, or any of their respective successors, will be liable to any Person in respect of any Common Shares, Spinco Common Shares or any payment which is forfeited to LAC or Spinco or terminated pursuant to this Section 4.4 or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.
4.5 Withholding Rights
Each of LAC and Spinco (and the Depositary and their Transfer Agents on their behalf) will be entitled to deduct and withhold (or cause to be deducted or withheld) from any amounts payable under this Plan of Arrangement to any Person, including LAC Shareholders exercising Dissent Rights, such Taxes or other amounts as each of LAC and Spinco is required or permitted to deduct and withhold with respect to such payment. To the extent that Taxes or other amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Person, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
4.6 No Liens
Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any liens, claims or encumbrances of third parties of any kind, except for claims of the transferring or exchanging securityholder to be paid the consideration payable to such securityholder pursuant to the terms of this Plan of Arrangement.
ARTICLE 5 AMENDMENTS
5.1 Amendments to Plan of Arrangement
(a) This Plan of Arrangement may at any time and from time to time whether before or after the Interim Order or the Final Order, but not later than the Effective Date, be amended, modified and/or supplemented unilaterally by LAC, provided that each such amendment, modification or supplement is contained in a written document which is filed with the Court and, if made following the Meeting, is approved by the Court and communicated to Shareholders if and as required by the Court.
(b) Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by LAC at any time prior to or at the Meeting with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.
(c) Any amendment, modification and/or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting will be effective only if it is consented to by LAC and, if required by the Court, is consented to by some or all of the LAC Shareholders voting in the manner directed by the Court.
(d) Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by LAC, provided that it concerns- 18 -

a matter which, in the reasonable opinion of LAC, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Common Shares.
(e) Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, LAC will be entitled at any time and from time to time prior to or following the Meeting to amend, modify and/or supplement any term of this Plan of Arrangement to give effect to any pre-Arrangement reorganization implemented in accordance with the terms of the Arrangement Agreement or to any amendments, modifications and/or supplements required pursuant to the Tax Rulings, in each case, without any prior notice or communication or approval of the Court or the LAC Shareholders, provided such modifications are not adverse to the financial or economic interests of the LAC Shareholders.
ARTICLE 6
FURTHER ASSURANCES
6.1 Further Assurances
Notwithstanding that the transactions and events set out herein will occur and will be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.
6.2 Paramountcy
From and after the Effective Time: (a) this Plan of Arrangement will take precedence and priority over all Common Shares and Old LAC Equity Awards outstanding prior to the Effective Time, (b) the rights and obligations of the LAC Shareholders, holders of the Old LAC Equity
Awards, LAC, Spinco, the Depositary, the Transfer Agent and any other registrar or transfer agent or other depositary therefor in relation thereto, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares or Old LAC Equity Awards will be deemed to have been settled, compromised, released and determined without liability except as set out in this Plan of Arrangement.
ARTICLE 7 TERMINATION
7.1 Termination
Notwithstanding any prior approvals by the Court or by LAC Shareholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Date, without further approval of the Court or the LAC Shareholders. Upon termination of this Plan of Arrangement, no party will have any liability or further obligation to any other party or Person hereunder other than as set out in the Arrangement Agreement. - 19 -

EXHIBIT I
Amendments to LAC Articles and Notice of Articles of Lithium Americas Corp.
The Articles and Notice of Articles of Lithium Americas Corp, (including its successors, the “Company”) are amended as follows in accordance with the provisions of the plan of arrangement involving the Company, its shareholders and 1397468 B.C. Ltd. under section 288 of the Business
Corporation Act (British Columbia) (the “Plan of Arrangement”):
(a) to alter the authorized share structure of the Company by creating a class of Class A Voting Common Shares Without Par Value (referred to as the “LAC Class A Common Shares” in the Plan of Arrangement) and a class of Preference Shares Without Par Value (referred to as the “LAC Preference Shares” in the Plan of Arrangement);
(b) to provide that there be no maximum number of Class A Voting Common Shares
Without Par Value or Preference Shares Without Par Value that the Company is authorized to issue, respectively;
(c) to alter the Articles of the Company by attaching to the Common Shares Without Par Value (referred to as the “Common Shares” in the Plan of Arrangement), the Class A Voting Common Shares Without Par Value, and the Preference Shares Without Par Value the respective special rights and restrictions set out in paragraph (f) below;
(d) to alter the Notice of Articles of the Company to give effect to the foregoing;
(e) to delete Article 2.1 of the Articles of the Company in its entirety and replace it with the following Article 2.1 to give effect to the foregoing:
“2.1 Authorized Share Structure
The authorized share structure of the Company consists of shares of the class or classes and series described in the Notice of Articles of the Company, such shares having the respective special rights, privileges, restrictions and conditions attaching thereto as set out in Articles 27, 28 and 29 of these Articles.”
(f) to add to the Articles of the Company, immediately following Article 26 of the Articles of the Company, the following Articles 27, 28 and 29:
“27. SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO COMMON SHARES WITHOUT PAR VALUE
27.1 Common Share Without Par Value Special Rights and Restrictions
The Common Shares Without Par Value (the “Common Shares”) have attached to them the special rights and restrictions set out in this Article 27.

27.2 Payment of Dividends
The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors of the Company may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to the holders of the Common Shares, the board of directors of the Company may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Company.
27.3 Participation upon Liquidation, Dissolution or Winding Up
In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, no amount will be paid and no property or assets of the Company will be distributed to the holders of the Common Shares unless the holders of the Preference Shares (as hereinafter defined) have received from the property and assets of the Company the amount to which they are entitled pursuant to these Articles and thereafter the holders of the Common Shares will be entitled to all remaining property and assets of the Company pari passu on a share for share basis with the holders of the Class A Common Shares (as hereinafter defined).
27.4 Voting Rights
The holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each Common Share held at all such meetings, except for meetings at which or for matters with respect to which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.
28. SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO CLASS A VOTING COMMON SHARES WITHOUT PAR VALUE
28.1 Class A Voting Common Share Without Par Value Special Rights and Restrictions
The Class A Voting Common Shares Without Par Value (the “Class A Common Shares”) have attached to them the special rights and restrictions set out in this Article 28.
28.2 Payment of Dividends
The holders of the Class A Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors of the Company may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to the holders of the - 2 -

Class A Common Shares, the board of directors of the Company may in its sole discretion declare dividends on the Class A Common Shares to the exclusion of any other class of shares of the Company.
28.3 Participation upon Liquidation, Dissolution or Winding Up
In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, no amount will be paid and no property or assets of the Company will be distributed to the holders of the Class A Common Shares unless the holders of the Preference Shares have received from the property and assets of the Company the amount to which they are entitled pursuant to these Articles and thereafter the holders of the Class A Common Shares will be entitled to all remaining property and assets of the Company pari passu on a share for share basis with the holders of the Common Shares.
28.4 Voting Rights
The holders of the Class A Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Company and to two votes in respect of each Class A Common Share held at all such meetings, except for meetings at which or for matters with respect to which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.
29. SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE PREFERENCE SHARES WITHOUT PAR VALUE
29.1 Preference Share Without Par Value Special Rights and Restrictions
The Preference Shares Without Par Value (the “Preference Shares”) have attached to them the special rights and restrictions set out in this Article 29.
29.2 Non-Cumulative Dividends
The holders of the Preference Shares will be entitled to receive non-cumulative dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors of the Company may from time to time determine. The board of directors of the Company may in its sole discretion declare non-cumulative dividends on the Preference Shares to the exclusion of any other class of shares of the Company.
29.3 Redemption by Company
Subject to the provisions of the Business Corporations Act, the Company may redeem at any time the whole or from time to time any part of the then outstanding Preference Shares on payment of an amount for each share to be redeemed equal to the Redemption Price (as hereinafter defined), plus all declared and unpaid dividends thereon, the whole constituting and being herein referred to as the - 3 -

“Redemption Amount”. The Redemption Amount will be paid in cash money or, at the discretion of the Company, by the issuance of one or more promissory notes.
29.4 Redemption at Option of Holder
A holder of Preference Shares will be entitled to require the Company to redeem, subject to the requirements of the Business Corporations Act, at any time the whole or from time to time any part of the Preference Shares then held by such holder by delivering an irrevocable request in writing specifying that the holder desires to have all or any part of the Preference Shares registered in such holder’s name redeemed by the Company, together with the share certificate or certificates, if any, representing the Preference Shares which the registered holder desires to have the Company redeem. Upon receipt of such a request together with the share certificate or certificates representing the Preference Shares, if the Preference Shares which the holder desires to have the Company redeem are certificated, the Company will redeem such Preference Shares by paying to such holder the Redemption Amount for each such Preferred Share being redeemed. The Preference Shares will be redeemed and the holder of such shares will cease to be entitled to dividends and will not be entitled to exercise any of the rights of a holder of Preference Shares in respect thereof unless payment of the Redemption Amount is not made on the date specified for redemption, in which event the rights of the holder of the said Preference Shares will remain unaffected.
29.5 Redemption Price
In this Article 29, the term “Redemption Price” in respect of each Preference Share means an amount equal to: (i) the product of the aggregate fair market value of all of the Common Shares issued and outstanding immediately before the exchange of such shares pursuant to section 2.3(e) of the Plan of Arrangement (the “Plan of Arrangement”) involving the Company, its shareholders and Spinco (as defined in the Plan of Arrangement) and the Butterfly Percentage (as defined in the Plan of Arrangement), divided by (ii) the number of Preference Shares issued and outstanding, plus all declared but unpaid dividends therefrom.
For purposes of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Preference Share will be the amount specified by an officer or director of the Company in a certificate that is made (i) effective concurrently with the issuance of such Preference Share and (ii) pursuant to a resolution of the board of directors of the Company authorizing the issuance of such Preference Share, such amount to be expressed as a dollar amount (and not as a formula) that is not higher than the net fair market value of the consideration for which such Preference Share is issued.
29.6 Cancellation
Any Preference Shares that are redeemed by the Company pursuant to any of the provisions of these Articles will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment by the Company to or to the benefit of the holder thereof of the Redemption Amount.- 4 -

29.7 Participation upon Liquidation, Dissolution or Winding Up
In the event of the liquidation, dissolution or winding up of the Company or other distribution of property or assets of the Company among its shareholders for the purpose of winding up its affairs, each holder of a Preference Share will be entitled in respect of each such share to receive from the property and assets of the Company an amount equal to the Redemption Amount in respect of that share before any amount will be paid or any property or asset of the Company distributed to the holders of the Common Shares and the Class A Common Shares, following which payment the holders of the Preference Shares will not be entitled to share any further in the distribution of the property or assets of the Company.
29.8 Voting Rights
The holders of the Preference Shares will not be entitled to receive notice of or to attend or vote at any meetings of the shareholders of the Company and will not have any voting rights, except as required by applicable law.
29.9 No Dilution
For so long as any Preference Shares are outstanding, the Company will not (i) declare or pay any dividend on the Class A Common Shares, (ii) redeem or purchase for cancellation or otherwise any of the Class A Common Shares, (iii) declare or pay any dividend on the Common Shares, or (iv) redeem or purchase for cancellation or otherwise any of the Common shares.”- 6-

EXHIBIT II
LITHIUM AMERICAS CORP.
SECOND AMENDED AND RESTATED EQUITY INCENTIVE PLAN
(as amended by the Board on May 15, 2023)
PART 1
PURPOSE
1.1 Purpose
The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.
1.2 Available Awards
Awards that may be granted under this Plan include:
(a) Options;
(b) Deferred Share Units; and
(c) Restricted Share Rights (time based or in the form of Performance Share Units).
PART 2
INTERPRETATION
2.1 Definitions
(a) “Affiliate” has the meaning set forth in the BCA.
(b) “Arrangement Deferred Share Units” means Deferred Share Units issued as part of the Plan of Arrangement in partial exchange for Outstanding Deferred Share Units.
(c) “Arrangement Departing Participant” has such meaning ascribed thereto in Section 9.2 of this Plan.
(d) “Arrangement Effective Date” means the Effective Date as such term is defined in the Plan of Arrangement.
(e) “Arrangement Effective Time” means the Effective Time as such term is defined in the Plan of Arrangement.
(f) “Arrangement Restricted Share Rights” means Restricted Share Rights issued as part of the Plan of Arrangement in partial exchange for Outstanding Restricted Share Rights.

(g) “Award” means any right granted under this Plan, including Options, Restricted
Share Rights and Deferred Share Units.
(h) “BCA” means the Business Corporations Act (British Columbia).
(i) “Blackout Period” means a period in which the trading of Shares or other securities of the Company is restricted under the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy, or under any similar policy of the Company then in effect.
(j) “Board” means the board of directors of the Company.
(k) “Cashless Surrender Right” has the meaning set forth in Section 3.5 of this Plan.
(I) “CEO” means the Chief Executive Officer of the Company.
(m) “Change of Control” means, for greater certainty except for any transaction under the Plan of Arrangement, the occurrence and completion of any one or more of the following events:
(A) the Company shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);
(B) the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (i) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and its subsidiaries, to any other person or persons (other than one or more Designated Affiliates of the Company), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (i) or 50% of the consolidated operating income or cash flow in the case of clause (ii), as the case may be;
(C) the Company is to be dissolved and liquidated;
(D) any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Company’s outstanding voting securities; or- 2 -

(E) as a result of or in connection with: (i) the contested election of directors, or; (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity in office immediately preceding such election or appointment, the nominees named in the most recent management information circular of the Company for election to the Board shall not constitute a majority of the Board (unless in the case of (ii) such election or appointment is approved by 50% or more of the Board prior to the completion of such transaction).
For the purposes of the foregoing, “voting securities” means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.
(n) “Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.
(o) “Committee” has the meaning attributed thereto in Section 8.1.
(p) “Company” means Lithium Americas Corp, (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement, if applicable), a company existing under the BCA and its successors.
(q) “Deferred Payment Date” for a Participant means the date after the Restricted Period which is the earlier of (i) the date which the Participant has elected to defer receipt of Shares underlying the Restricted Share Rights in accordance with Section 4.4 of this Plan; and (ii) the Participant’s Separation Date.
(r) “Deferred Share Unit” means the agreement by the Company to pay, and the right of the Participant to receive, a Deferred Share Unit Payment for each Deferred Share Unit held, evidenced by way of book-keeping entry in the books of the Company and administered pursuant to this Plan.
(s) “Deferred Share Unit Grant Letter” has the meaning ascribed thereto in Section 5.2 of this Plan.
(t) “Deferred Share Unit Payment” means, subject to any adjustment in accordance with Section 5.5 of this Plan, the issuance to a Participant of one previously unissued Share for each whole Deferred Share Unit credited to such Participant.
(u) “Delegated Options” has the meaning ascribed thereto in Section 3.3 of this Plan.
(v) “Designated Affiliate” means affiliates of the Company designated by the
Committee from time to time for purposes of this Plan.
(w) “Director Retirement” in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity -3 -

related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.
(x) “Director Separation Date” means the date that a Participant ceases to hold any directorships with the Company and any Designated Affiliate due to a Director Retirement or Director Termination and also ceases to serve as an employee or consultant with the Company, any Designated Affiliate and any entity related to the Company for the purposes of the Income Tax Act (Canada).
(y) “Director Termination” means the removal of, resignation or failure to re-elect the Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).
(z) “Eligible Directors” means the directors of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan.
(aa) “Eligible Employees” means employees (including employees who are officers and directors) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee as employees eligible for participation in this Plan. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.
(bb) “Fair Market Value” means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on the New York Stock Exchange (or the Toronto Stock Exchange if the Company is not then listed on the New York Stock Exchange) for the five (5) days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on the New York Stock Exchange or the Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.
(cc) “Form S-8” means the Form S-8 registration statement promulgated under the U.S. Securities Act.
(dd) “Good Reason” in respect of an employee or officer of the Company or any of its Affiliates, means a material adverse change imposed by the Company or an Affiliate (as the case may be), without the consent of such employee or officer, as applicable, in position, responsibilities, salary, benefits, perquisites, as they exist immediately prior to the Change of Control, or a material diminution of title imposed by the Company or the Affiliate (as the case may be), as it exists immediately prior to the Change of Control, and includes other events defined as “Good Reason” under any employment agreement of such employee or officer with the Company or its Affiliate.
(ee) “Insider” has the meaning set out in the TSX Company Manual.-4-

(ff) “Option” means an option to purchase Shares granted under the terms of this Plan.
(gg) “Option Period” means the period during which an Option is outstanding.
(hh) “Option Shares” has the meaning set forth in Section 3.5 of this Plan.
(ii) “Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of this Plan.
(jj) “Outstanding Deferred Share Units” means Deferred Share Units outstanding immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Deferred Share Units and cancelled.
(kk) “Outstanding Restricted Share Rights” means Restricted Share Rights outstanding immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Restricted Share
Rights and cancelled.
(II) “Participant” means an Eligible Employee or Eligible Director who participates in this Plan.
(mm) “Performance Share Units” means Restricted Share Rights that are subject to performance conditions and/or multipliers and designated as such in accordance with Section 4.1 of this Plan.
(nn) “Plan” means this second amended and restated equity incentive plan, as it may be further amended and restated from time to time.
(oo) “Plan of Arrangement” means the plan of arrangement proposed under section 288 of the BCA which has become effective in accordance with the terms of an amended and restated arrangement agreement between the Company and Spinco dated June 14, 2023.
(pp) “Restricted Period” means any period of time that a Restricted Share Right is not vested and the Participant holding such Restricted Share Right remains ineligible to receive the relevant Shares, determined by the Board in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.
(qq) “Restricted Share Right” or “Restricted Share Units” has such meaning as ascribed to such term at Section 4.1 of this Plan.
(rr) “Restricted Share Right Grant Letter” has the meaning ascribed to such term in Section 4.2 of this Plan.
(ss) “Retirement” in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.-5-

(tt) “Separation Date” means the date that a Participant ceases to be an Eligible
Director or Eligible Employee.
(uu) “Service Provider” means any person or company engaged by the Company or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more and that complies with the definition of “consultant” or “advisor” as set forth in Form S-8.
(vv) “Shares” means the common shares of the Company.
(ww) “Specified Employee” means a U.S. Taxpayer who meets the definition of “specified employee”, as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.
(xx) “Spinco” means, priorto the completion of the Plan of Arrangement, 1397468 B.C. Ltd. (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement), a corporation incorporated under the BCA and its successors.
(yy) “Spinco Designated Affiliate” means affiliates of Spinco designated by the board of directors of Spinco or the committee of the board of directors of Spinco authorized to administer the Spinco Equity Incentive Plan in accordance with its terms.
(zz) “Spinco Equity Incentive Plan” has the meaning ascribed thereto in the Plan of
Arrangement.
(aaa) “Spinco Service Provider” has such meaning as ascribed to such term at Section
9.2 of this Plan.
(bbb) “Termination” means the termination of the employment (or consulting services) of an Eligible Employee with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.
(ccc) “Triggering Event” means (i) in the case of a director of the Company, the Director
Termination of such director; (ii) in the case of an employee of the Company or any of its Affiliates, the termination of the employment of the employee without cause, as the context requires by the Company or the Affiliate or in the case of an officer of the Company or any of its Affiliates, the removal of or failure to re-elect or re-appoint the individual without cause as an officer of the Company or an Affiliate thereof; (iii) in the case of an employee or an officer of the Company or any of its Affiliates, his or her resignation following the occurrence of a Good Reason; (iv) in the case of a Service Provider, the termination of the services of the Service Provider by the Company or any of its Affiliates.
(ddd) “U.S. Securities Act” means the United States Securities Act of 1933, as amended.-6-

(eee) “US Taxpayer” means a Participant who is a US citizen, US permanent resident or other person who is subject to taxation on their income under the United States Internal Revenue Code of 1986.
2.2 Interpretation
(a) This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
(b) Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or Committee.
(c) As used herein, the terms “Part” or “Section” mean and refer to the specified Part or Section of this Plan, respectively.
(d) Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.
(e) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.
(f) Unless otherwise specified, all references to money amounts are to Canadian dollars.
PART 3 STOCK OPTIONS
3.1 Participation
The Company may from time to time grant Options to Participants pursuant to this Plan.
3.2 Price
The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value of the Share on the date of grant.
3.3 Grant of Options
The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The Board may also, by way of Board resolution, delegate to the CEO the authority to grant any of a designated number of Options (such number to be specified by the Board in the aforementioned resolution) to Eligible Employees, other than Eligible Employees who are officers or directors of the Company (such Options, the “Delegated Options”). The date of grant of an Option shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board; or (iii) in respect of Delegated Options, the date such grant is made by the CEO. Notwithstanding the foregoing, the Board may authorize the grant of Options at any time with such grant to be effective at a later date and the corresponding- 7 -

determination of the exercise price to be done at such date to accommodate any Blackout Period or such other circumstances where such delayed grant is deemed appropriate, and the date of grant of such Options shall then be the effective date of the grant.
Each Option granted to a Participant shall be evidenced by a stock option grant letter or agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO (and in all cases which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 7.8 of this Plan, and the approval of any material changes by the Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).
3.4 Terms of Options
The Option Period shall be five (5) years from the date such Option is granted, or such greater or lesser duration as the Board, on the recommendation of the Committee, or in the case of Delegated Options, the CEO, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period or within ten (10) business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth (10th) business day following the expiry of the Blackout Period.
Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:
(a) at any time during the first six (6) months of the Option Period, the Optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and
(b) at any time during each additional six (6) month period of the Option Period the Optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.
Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:
(a) in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option; or
(b) in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.
The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board,-8-

on the recommendation of the Committee, or, in respect of the Delegated Options, by the CEO, and which in any case incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.
3.5 Cashless Surrender Right
Participants have the right (the “Cashless Surrender Right”), in lieu of the right to exercise an
Option, to surrender such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Cashless Surrender Right, and, in lieu of receiving the full number of Shares (the “Option Shares”) to which such surrendered Option (or portion thereof) relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:
(a) subtracting the applicable Option exercise price per Share from the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right and multiplying the remainder by the number of Option Shares; and
(b) dividing the product obtained under subsection 3.5(a) by the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right.
If a Participant exercises a Cashless Surrender Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.
3.6 Effect of Termination of Employment or Death
If an Optionee:
(a) dies while employed by a Service Provider to, or while a director of, the Company or a Designated Affiliate, any Option held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and
(b) ceases to be employed by a Service Provider to, or act as a director of, the Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be employed by, a Service Provider to, or act as a director of, the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months-9-

thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.
3.7 Effect of Change of Control
If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of section 2.1(m)(A), (B), (D) or (E), all outstanding Options shall vest immediately and become exercisable on the date of such Triggering Event.
In the event of a Change in Control pursuant to the provisions of section 2.1(m)(C), all Options outstanding shall immediately vest and become exercisable on the date of such Change of
Control.
The provisions of this section 3.7 shall be subject to the terms of any employment agreement between the Participant and the Company.
3.8 Effect of Amalgamation or Merger
Subject to Section 3.7, if the Company amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, arrangement or merger if the Participant had exercised his or her Option immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of this Plan.
PART 4
RESTRICTED SHARE RIGHTS AND PERFORMANCE SHARE UNITS
4.1 Participants
The Board has the right to grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares (“Restricted Share Rights” or
“Restricted Share Units”) as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine. Restricted Share Rights may be granted subject to performance conditions and/or performance multipliers, in which case such Restricted Share Rights may be designated as “Performance Share Units”.
4.2 Restricted Share Right Grant Letter
Each grant of a Restricted Share Right under this Plan shall be evidenced by a grant letter or agreement (a “Restricted Share Right Grant Letter”) issued to the Participant by the Company. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under this Plan need not be identical.
4.3 Restricted Period-10-

Concurrent with the determination to grant Restricted Share Rights to a Participant, the Board, on the recommendation of the Committee, shall determine the Restricted Period and vesting requirements applicable to such Restricted Share Rights. Vesting of a Restricted Share Right shall be determined at the sole discretion of the Board at the time of grant and shall be specified in the Restricted Share Right Grant Letter. Vesting requirements may be based upon the continued employment or other service of a Participant, and/or to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Rights to entitle the holder thereof to receive the underlying Shares (and the number of underlying Shares that may be received may be subject to performance multipliers). Upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), a Restricted Share Right shall be automatically settled, and without the payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the underlying Shares shall be issued to the holder of such Restricted Share Rights, which Restricted Share Rights shall then be cancelled.
4.4 Deferred Payment Date
Participants who are residents of Canada for the purposes of the Income Tax Act (Canada), or who are residents of Argentina, and not, in either case, a US Taxpayer, may elect to defer to receive all or any part of the Shares underlying Restricted Share Rights until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.
4.5 Prior Notice of Deferred Payment Date
Participants who elect to set a Deferred Payment Date must, in respect of each such Deferred Payment Date, give the Company written notice of the Deferred Payment Date(s) not later than thirty (30) days prior to the expiration of the applicable Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked. For the avoidance of doubt, the foregoing shall not prevent a Participant from electing an additional Deferred Payment Date, provided, however that notice of such election is given by the Participant to the Company not later than thirty (30) days prior to the expiration of the subject Restricted Period.
4.6 Retirement or Termination during Restricted Period
Subject to the terms of any employment agreement or Award agreement between the Company and the Participant, in the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the Restricted Share Rights, including to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence or allow the Restricted Share Rights to continue in accordance with their original Restricted Periods.
4.7 Retirement or Termination after Restricted Period
In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date, the Participant shall be-11-

entitled to receive, and the Company shall issue forthwith, Shares in satisfaction of the Restricted Share Rights then held by the Participant.
4.8 Death or Disability of Participant
In the event of the death or total disability of a Participant, any Shares represented by Restricted
Share Rights held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.
4.9 Payment of Dividends
Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Rights. The number of such additional Restricted Share Rights, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Rights (including Restricted Share Rights in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant’s account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Restricted Share Right, the fraction shall be disregarded. Any additional Restricted Share Rights awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Restricted Share Rights to which they relate.
4.10 Change of Control
If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of section 2.1(m)(A), (B), (D) or (E), all outstanding Restricted Share Right Rights shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.
In the event of a Change in Control pursuant to the provisions of section 2.1(m)(C), all Restricted Shares Rights outstanding shall immediately vest and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.
Notwithstanding any provision of this Plan, in the event of a Change of Control, all Arrangement Restricted Share Rights outstanding held by Arrangement Departing Participants shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.
The provisions of this section 4.10 shall be subject to the terms of any employment agreement between the Participant and the Company.
4.11 Settlement Basis for Performance Share Units
In respect of Performance Share Units that are accelerated as a result of a Change of Control or the total disability or death of a Participant, unless the Board determines otherwise and subject to any employment agreement or Award agreement between the Company and the Participant, (i) in respect of any performance measurement periods that are completed on or prior to the Change of Control, total disability or death of a Participant, the proportion of Performance Share Units equivalent to the performance measurement periods completed shall be settled by applying a performance multiplier calculated based on the actual performance in respect to such completed-12-

periods, and (ii) in respect of any performance measurement periods that are not completed on or prior to the Change of Control, total disability or death of a Participant, the equivalent proportion of Performance Share Units in respect to such periods shall be settled by applying a performance multiplier of one Share for each Performance Share Unit.
PART 5
DEFERRED SHARE UNITS
5.1 Deferred Share Unit Grants
The Board may from time to time determine to grant Deferred Share Units to one or more Eligible Directors in a lump sum amount or on regular intervals, based on such formulas or criteria as the Board may from time to time determine. Deferred Share Units will be credited to the Eligible Director’s account when designated by the Board.
5.2 Deferred Share Unit Grant Letter
Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter or agreement (a “Deferred Share Unit Grant Letter”) issued to the Eligible Director by the
Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Deferred Share Unit Grant Letter. The provisions of Deferred Share Unit Grant Letters issued under this Plan need not be identical.
5.3 Redemption of Deferred Share Units and Issuance of Deferred Shares
The Deferred Share Units held by each Eligible Director who is not a US Taxpayer shall be redeemed automatically and with no further action by the Eligible Director on the 20th business day following the Separation Date for that Eligible Director. For US Taxpayers, Deferred Share Units held by an Eligible Director who is a Specified Employee will be automatically redeemed with no further action by the Eligible Director on the date that is six (6) months following the Separation Date for the Eligible Director, or if earlier, upon such Eligible Director’s death. Upon redemption, the former Eligible Director shall be entitled to receive and the Company shall issue, subject to the limitations set forth in Section 7.1 of this Plan, the number of Shares issued from treasury equal to the number of Deferred Share Units in the Eligible Director’s account, subject to any applicable deductions and withholdings. In the event a Separation Date occurs during a year and Deferred Share Units have been granted to such Eligible Director for that entire year, the Eligible Director will only be entitled to a pro-rated Deferred Share Unit Payment in respect of such Deferred Share Units based on the number of days that he or she was an Eligible Director in such year.
No amount will be paid to, or in respect of, an Eligible Director under this Plan or pursuant to any other arrangement, and no other additional Deferred Share Units will be granted to compensate for a downward fluctuation in the value of the Shares of the Company nor will any other benefit be conferred upon, or in respect of, an Eligible Director for such purpose.-13-

5.4 Death of Participant
In the event of the death of an Eligible Director, the Deferred Share Units shall be redeemed automatically and with no further action on the 20th business day following the death of an Eligible Director.
5.5 Payment of Dividends
Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, an Eligible Director may be credited with additional Deferred Share Units. The number of such additional Deferred Share
Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Eligible Director if the Deferred Share Units in the Eligible Director’s account on the dividend record date had been outstanding Shares (and the Eligible Director held no other Shares), by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Deferred Share Unit, the fraction shall be disregarded.
Any additional Deferred Share Units awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Deferred Share Units to which they relate.
PART 6
WITHHOLDING TAXES
6.1 Withholding Taxes
The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.
PART 7
GENERAL
7.1 Number of Shares
The aggregate number of Shares that may be issued under this Plan (together with any other securities-based compensation arrangements of the Company in effect from time to time) shall not exceed 14,400,737 Shares, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company’s other security-based compensation arrangements, as applicable),
(a) to Insiders shall not exceed 10% of the Company’s outstanding issue from time to time;- 14 -

(b) to Insiders within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and
(c) to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.
In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Company’s other security-based compensation arrangement, as applicable) exceed 5% of the Company’s outstanding issue from time to time.
The aggregate number of Options that may be granted under this Plan to any one non-employee director of the Company within any one-year period shall not exceed a maximum value of C$100,000 worth of securities, and together with any Restricted Share Rights and Deferred Share Units granted under this Plan and any securities granted under all other securities-based compensation arrangements, such aggregate value shall not exceed C$150,000 in any on-year period. The calculation of this limitation shall not include however: (i) the initial securities granted under securities-based compensation arrangements to a person who was not previously a director of the Company, upon such person becoming or agreeing to become a director of the Company (however, the aggregate number of securities granted under all securities-based compensation arrangements in this initial grant to any one non-employee director shall not exceed the foregoing maximum values of securities); (ii) the securities granted under securities-based compensation arrangements to a director of the Company who was also an officer of the Company at the time of grant but who subsequently became a non-employee director; and (iii) any securities granted to a non-employee director that is granted in lieu of any director cash fee provided the value of the security awarded has the same value as the cash fee given up in exchange for such security. For greater clarity, in this Plan, securities-based compensation arrangements include securities issued under this Plan and any other compensation arrangements implemented by the Company including stock options, other stock option plans, employee stock purchase plans, stock appreciation right plans, deferred share unit plans, performance share unit plans, restricted share unit plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury, but excludes any compensation arrangement that does not involve the issuance of Shares from treasury and any other compensation arrangements assumed or inherited by the Company in connection with the acquisition of another entity.
For the purposes of this Section 7.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.
For greater clarity, the issuance of Arrangement Restricted Share Rights and Arrangement
Deferred Share Units shall not be treated as a new grant of Restricted Share Rights and Deferred Share Units, respectively.
7.2 Lapsed Awards
If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Toronto Stock Exchange.- 15 -

7.3 Adjustment in Shares Subject to this Plan
If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.
7.4 Transferability
Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable except by will or by the laws of descent and distribution.
7.5 Employment
Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in this Plan by a Participant is voluntary.
7.6 Record Keeping
The Company shall maintain a register in which shall be recorded:
(a) the name and address of each Participant;
(b) the number of Awards granted to each Participant and relevant details regarding such Awards; and
(c) such other information as the Board may determine.
7.7 Necessary Approvals
This second amended and restated equity incentive plan of the Corporation continues to be in effect. The amendments adopted by the Board on May 15, 2023 shall become effective on such date, except for Part 9 which shall become effective on the Arrangement Effective Date as contemplated in the Plan of Arrangement, subject in all cases to the approval of (a) the Toronto Stock Exchange and (b) the New York Stock Exchange.
7.8 Amendments to Plan
The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term and termination provisions of the Award, changes to the Cashless Surrender Right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:-16-

(a) such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;
(b) no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;
(c) the expiry date of an Option Period in respect of an Option shall not be more than ten (10) years from the date of grant of an Option except as expressly provided in Section 3.4;
(d) the Directors shall obtain shareholder approval of:
(i) any amendment to the number of Shares specified in Section 7.1;
(ii) any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders, or remove participation limits on non -employee directors or increase the amounts of participation limits on non -employee directors;
(iii) any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 7.3 or permits the cancellation and re-issuance of Options;
(iv) any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in Section 3.4;
(v) any amendment to permit Options to be transferred other than for normal estate settlement purposes; or
(vi) any amendment to reduce the range of amendments requiring shareholder approval contemplated in this Section.
If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.
7.9 No Representation or Warranty
The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.
7.10 Section 409A
It is intended that any payments under the Plan to US Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted- 17 -

in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.
7.11 Compliance with Applicable Law, etc.
If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.
All Awards and securities which may be acquired pursuant to the exercise of the Awards to be issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption or exclusion from such registration requirements.
7.12 Clawback and Recoupment
All Awards under this Plan shall be subject to forfeiture or other penalties pursuant to any Company clawback policy, as may be adopted or amended from time to time, and such forfeiture and/or penalty conditions or provisions as determined by the Committee.
7.13 Term of the Plan
This Plan shall remain in effect until it is terminated by the Board.
PART 8
ADMINISTRATION OF THIS PLAN
8.1 Administration by the Committee
(a) Unless otherwise determined by the Board, this Plan shall be administered by the Governance, Nomination, Compensation and Leadership Committee (the “Committee”) or equivalent committee appointed by the Board and constituted in accordance with such Committee’s charter.
(b) The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:
(i) adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and
(ii) otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.
8.2 Board Role- 18 -

(a) The Board, on the recommendation of the Committee or of its own volition, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards. The Board may delegate this authority as it sees fit, including as set forth in Section 3.3.
(b) The Board may delegate any of its responsibilities or powers under this Plan to (i) the Committee, or (ii) the CEO as set forth in Section 3.3.
(c) In the event the Committee or, in respect of the Delegated Options, the CEO, is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee (or CEO, as the case may be) provided for herein.
PART 9
PLAN OF ARRANGEMENT
9.1 Plan of Arrangement
This second amended and restated equity incentive Plan has been amended to contemplate the Plan of Arrangement. To the extent applicable, it is intended that the Outstanding Restricted Share Rights and the Outstanding Deferred Share Units will be exchanged for Arrangement Restricted Share Rights and Arrangement Deferred Share Units, respectively, pursuant to the Plan of Arrangement on a tax-deferred basis under subsection 7(1.4) of the Income Tax Act (Canada).
9.2 Arrangement Restricted Share Rights
(a) For all purposes under the Plan, the date on which an Arrangement Restricted Share Right is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Restricted Share Right shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement.
(b) With respect to Arrangement Restricted Share Rights that replace Performance Share Units, all such Arrangement Restricted Share Rights shall (unless otherwise determined by the Board) be subject to the same time based vesting period as the Performance Share Unit they replace and upon vesting such Arrangement Restricted Share Rights shall be fully satisfied by the issuance of one Share (unless otherwise determined by the Board) irrespective of the applicable performance multiplier to which the Performance Share Unit was subject. Notwithstanding the foregoing, Arrangement Restricted Share Rights that replace Performance Share Units that were fully vested and outstanding prior to the Arrangement Effective Time may be settled by the Company in accordance with the performance multiplier applicable to the Performance Share Units replaced.-19-

(c) In addition, notwithstanding anything contained herein to the contrary, in respect of each person that is a Participant immediately prior to the Arrangement Effective Time that, due to or in connection with the Arrangement, who ceases to be an Eligible Director or an Eligible Employee and becomes a director, officer or employee of Spinco or any Spinco Designated Affiliate, or provides ongoing services for Spinco or any Spinco Designated Affiliate and complies with the definition of “consultant” or “advisor” as set forth in Form S-8 (a “Spinco Service Provider”) (each such director, officer, employee or Spinco Service Provider, an “Arrangement Departing Participant”), all Arrangement Restricted Share Rights (other than those issued pursuant to paragraph (b)) issued to such Arrangement Departing Participant that replace Outstanding Restricted Share Rights shall (unless otherwise determined by the Board) immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Restricted Share Rights as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Restricted Share Rights to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Restricted Share Rights shall then be cancelled.
(d) With respect to Arrangement Restricted Share Rights issued to an Arrangement Departing Participant that are not immediately vested, upon such Arrangement Departing Participant ceasing to be a director, officer or employee of Spinco or any Spinco Designated Affiliates, or a Spinco Service Provider, as applicable, such Arrangement Departing Participant shall be treated for the purposes of this Plan as having ceased to be so employed with the Company and its Designated Affiliates and such Arrangement Departing Participant’s Arrangement Restricted Share Rights shall be dealt with in accordance with Section 4.6 of this Plan.
9.3 Arrangement Deferred Share Units
(a) For all purposes under the Plan, the date on which an Arrangement Deferred Share Unit is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Deferred Share Unit shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement.
(b) Notwithstanding anything contained herein to the contrary, (unless otherwise determined by the Board) all Arrangement Deferred Share Units issued to Arrangement Departing Participants shall immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Deferred Share Units as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Deferred Share Units to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Deferred Share
Units shall then be cancelled.-20-

EXHIBIT III
LITHIUM AMERICAS CORP.
(FORMERLY 1397468 B.C. LTD.)
EQUITY INCENTIVE PLAN
PART 1 PURPOSE
1.1 Purpose
The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.
1.2 Available Awards
Awards that may be granted under this Plan include:
(a) Options;
(b) Deferred Share Units; and
(c) Restricted Share Rights (time based or in the form of Performance Share Units).
PART 2 INTERPRETATION
2.1 Definitions
(a) “Affiliate” has the meaning set forth in the BCA.
(b) “Arrangement Deferred Share Units” means Deferred Share Units issued as part of the Plan of Arrangement in partial exchange for Outstanding Deferred Share Units.
(c) “Arrangement Departing Participant” has such meaning ascribed thereto in
Section 9.2 of this Plan.
(d) “Arrangement Effective Date” means the Effective Date as such term is defined in the Plan of Arrangement.
(e) “Arrangement Effective Time” means the Effective Time as such term is defined in the Plan of Arrangement.
(f) “Arrangement Restricted Share Rights” means Restricted Share Rights issued as part of the Plan of Arrangement in partial exchange for Outstanding Restricted Share Rights.

(g) “Award” means any right granted under this Plan, including Options, Restricted Share Rights and Deferred Share Units.
(h) “BCA” means the Business Corporations Act (British Columbia).
(i) “Blackout Period” means a period in which the trading of Shares or other securities of the Company is restricted under the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy, or under any similar policy of the Company then in effect.
(j) “Board” means the board of directors of the Company.
(k) “Cashless Surrender Right” has the meaning set forth in Section 3.5 of this Plan.
(I) “CEO” means the Chief Executive Officer of the Company.
(m) “Change of Control” means, for greater certainty except for any transaction under the Plan of Arrangement, the occurrence and completion of any one or more of the following events:
(A) the Company shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);
(B) the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (i) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and its subsidiaries, to any other person or persons (other than one or more Designated Affiliates of the Company), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (i) or 50% of the consolidated operating income or cash flow in the case of clause (ii), as the case may be;
(C) the Company is to be dissolved and liquidated;
(D) any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Company’s outstanding voting securities; or-2-

(E) as a result of or in connection with: (i) the contested election of directors, or; (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity in office immediately preceding such election or appointment, the nominees named in the most recent management information circular of the Company for election to the Board shall not constitute a majority of the Board (unless in the case of (ii) such election or appointment is approved by 50% or more of the Board prior to the completion of such transaction).
For the purposes of the foregoing, “voting securities” means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.
(n) “Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.
(o) “Committee” has the meaning attributed thereto in Section 8.1.
(p) “Company” means 1397468 B.C. Ltd. (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement, if applicable), a company existing under the BCA and its successors.
(q) “Deferred Payment Date” for a Participant means the date after the Restricted Period which is the earlier of (i) the date which the Participant has elected to defer receipt of Shares underlying the Restricted Share Rights in accordance with Section 4.4 of this Plan; and (ii) the Participant’s Separation Date.
(r) “Deferred Share Unit” means the agreement by the Company to pay, and the right of the Participant to receive, a Deferred Share Unit Payment for each Deferred Share Unit held, evidenced by way of book-keeping entry in the books of the Company and administered pursuant to this Plan.
(s) “Deferred Share Unit Grant Letter” has the meaning ascribed thereto in Section 5.2 of this Plan.
(t) “Deferred Share Unit Payment” means, subject to any adjustment in accordance with Section 5.5 of this Plan, the issuance to a Participant of one previously unissued Share for each whole Deferred Share Unit credited to such Participant.
(u) “Delegated Options” has the meaning ascribed thereto in Section 3.3 of this Plan.
(v) “Designated Affiliate” means affiliates of the Company designated by the Committee from time to time for purposes of this Plan.
(w) “Director Retirement” in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after-3-

attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.
(x) “Director Separation Date” means the date that a Participant ceases to hold any directorships with the Company and any Designated Affiliate due to a Director Retirement or Director Termination and also ceases to serve as an employee or consultant with the Company, any Designated Affiliate and any entity related to the Company for the purposes of the Income Tax Act (Canada).
(y) “Director Termination” means the removal of, resignation or failure to re-elect the Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).
(z) “Eligible Directors” means the directors of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan.
(aa) “Eligible Employees” means employees (including employees who are officers and directors) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee as employees eligible for participation in this Plan. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.
(bb) “Fair Market Value” means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on the New York Stock Exchange (or the Toronto Stock Exchange if the Company is not then listed on the New York Stock Exchange) for the five (5) days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on the New York Stock Exchange or the Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.
(cc) “Form S-8” means the Form S-8 registration statement promulgated under the U.S. Securities Act.
(dd) “Good Reason” in respect of an employee or officer of the Company or any of its Affiliates, means a material adverse change imposed by the Company or an Affiliate (as the case may be), without the consent of such employee or officer, as applicable, in position, responsibilities, salary, benefits, perquisites, as they exist immediately prior to the Change of Control, or a material diminution of title imposed by the Company or the Affiliate (as the case may be), as it exists immediately prior to the Change of Control, and includes other events defined as “Good Reason” under any employment agreement of such employee or officer with the Company or its Affiliate.
(ee) “Insider” has the meaning set out in the TSX Company Manual.
(ff) “Option” means an option to purchase Shares granted under the terms of this Plan.-4-

(gg) “Option Period” means the period during which an Option is outstanding. (hh) “Option Shares” has the meaning set forth in Section 3.5 of this Plan. (ii) “Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of this Plan. (jj) “Outstanding Deferred Share Units” means deferred share units of Remainco outstanding under the Remainco Equity Incentive Plan immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Deferred Share Units and cancelled. (kk) “Outstanding Restricted Share Rights” means restricted share rights of Remainco outstanding under the Remainco Equity Incentive Plan immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Restricted Share Rights and cancelled. (II) “Participant” means an Eligible Employee or Eligible Director who participates in this Plan. (mm) “Performance Share Units” means Restricted Share Rights that are subject to performance conditions and/or multipliers and designated as such in accordance with Section 4.1 of this Plan. (nn) “Plan” means this equity incentive plan, as it may be further amended and restated from time to time. (oo) “Plan of Arrangement” means the plan of arrangement proposed under section 288 of the BCA which has become effective in accordance with the terms of an amended and restated arrangement agreement between the Company and Remainco dated June 14, 2023. (pp) “Remainco” means, prior to the completion of the Plan of Arrangement, Lithium Americas Corp, (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement), a corporation incorporated under the BCA and its successors. (qq) “Remainco Designated Affiliate” means affiliates of Remainco designated by the board of directors of Remainco or the committee of the board of directors of Remainco authorized to administer the Remainco Equity Incentive Plan in accordance with its terms. (rr) “Remainco Equity Incentive Plan” means the LAC Equity Incentive Plan, as amended and restated pursuant to the Plan of Arrangement. (ss) “Remainco Service Provider” has such meaning as ascribed to such term at Section 9.2 of this Plan. (tt) “Restricted Period” means any period of time that a Restricted Share Right is not vested and the Participant holding such Restricted Share Right remains ineligible to receive the relevant Shares, determined by the Board in its absolute discretion,-5-

however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.
(uu) “Restricted Share Right” or “Restricted Share Unit” has such meaning as ascribed to such term at Section 4.1 of this Plan.
(vv) “Restricted Share Right Grant Letter” has the meaning ascribed to such term in
Section 4.2 of this Plan.
(ww) “Retirement” in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.
(xx) “Separation Date” means the date that a Participant ceases to be an Eligible Director or Eligible Employee.
(yy) “Service Provider” means any person or company engaged by the Company or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more and that complies with the definition of “consultant” or “advisor” as set forth in Form S-8.
(zz) “Shares” means the common shares of the Company.
(aaa) “Specified Employee” means a U.S. Taxpayer who meets the definition of “specified employee”, as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.
(bbb) “Termination” means the termination of the employment (or consulting services) of an Eligible Employee with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.
(ccc) “Triggering Event” means (i) in the case of a director of the Company, the Director Termination of such director; (ii) in the case of an employee of the Company or any of its Affiliates, the termination of the employment of the employee without cause, as the context requires by the Company or the Affiliate or in the case of an officer of the Company or any of its Affiliates, the removal of or failure to re-elect or re-appoint the individual without cause as an officer of the Company or an Affiliate thereof; (iii) in the case of an employee or an officer of the Company or any of its Affiliates, his or her resignation following the occurrence of a Good Reason; (iv) in the case of a Service Provider, the termination of the services of the Service Provider by the Company or any of its Affiliates.
(ddd) “U.S. Securities Act” means the United States Securities Act of 1933, as amended.
(eee) “US Taxpayer” means a Participant who is a US citizen, US permanent resident or other person who is subject to taxation on their income under the United States Internal Revenue Code of 1986.-6-

2.2 Interpretation
(a) This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
(b) Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or Committee.
(c) As used herein, the terms “Part” or “Section” mean and refer to the specified Part or Section of this Plan, respectively.
(d) Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.
(e) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.
(f) Unless otherwise specified, all references to money amounts are to Canadian dollars.
PART 3 STOCK OPTIONS
3.1 Participation
The Company may from time to time grant Options to Participants pursuant to this Plan.
3.2 Price
The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value of the Share on the date of grant.
3.3 Grant of Options
The Board, on the recommendation of the Committee, may at any time authorize the granting of
Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The Board may also, by way of Board resolution, delegate to the CEO the authority to grant any of a designated number of Options (such number to be specified by the Board in the aforementioned resolution) to Eligible Employees, other than Eligible Employees who are officers or directors of the Company (such Options, the “Delegated Options”). The date of grant of an Option shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board; or (iii) in respect of Delegated Options, the date such grant is made by the CEO. Notwithstanding the foregoing, the Board may authorize the grant of Options at any time with such grant to be effective at a later date and the corresponding determination of the exercise price to be done at such date to accommodate any Blackout Period or such other circumstances where such delayed grant is deemed appropriate, and the date of grant of such Options shall then be the effective date of the grant.-7-

Each Option granted to a Participant shall be evidenced by a stock option grant letter or agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO (and in all cases which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 7.8 of this Plan, and the approval of any material changes by the Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).
3.4 Terms of Options
The Option Period shall be five (5) years from the date such Option is granted, or such greater or lesser duration as the Board, on the recommendation of the Committee, or in the case of
Delegated Options, the CEO, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period or within ten (10) business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth (10th) business day following the expiry of the Blackout Period.
Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:
(a) at any time during the first six (6) months of the Option Period, the Optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and
(b) at any time during each additional six (6) month period of the Option Period the Optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.
Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:
in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option; or
in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.
The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, or, in respect of the Delegated Options, by the CEO, and which in any case incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.-8-

3.5 Cashless Surrender Right
Participants have the right (the “Cashless Surrender Right”), in lieu of the right to exercise an Option, to surrender such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to the Cashless Surrender Right and, in lieu of receiving the number of Shares (the “Option Shares”) to which such surrendered Option (or portion thereof) relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:
(a) subtracting the applicable Option exercise price per Share from the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right and multiplying the remainder by the number of Option Shares; and
(b) dividing the product obtained under subsection 3.5(a) by the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless
Surrender Right.
If a Participant exercises a Cashless Surrender Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.
3.6 Effect of Termination of Employment or Death
If an Optionee:
(a) dies while employed by, a Service Provider to, or while a director of, the Company or a Designated Affiliate, any Option held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and
(b) ceases to be employed by, a Service Provider to, or act as a director of, the
Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the
Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be employed by, a Service Provider to, or act as a director of, the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.-9-

3.7 Effect of Change of Control
If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 2.1(m)(A), (B), (D) or (E), all outstanding Options shall vest immediately and become exercisable on the date of such Triggering Event.
In the event of a Change of Control pursuant to the provisions of Section 2.1(m)(C), all Options outstanding shall immediately vest and become exercisable on the date of such Change of Control.
The provisions of this Section 3.7 shall be subject to the terms of any employment agreement between the Participant and the Company.
3.8 Effect of Amalgamation or Merger
Subject to Section 3.7, if the Company amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, arrangement or merger if the Participant had exercised his or her Option immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of this Plan.
PART 4
RESTRICTED SHARE RIGHTS AND PERFORMANCE SHARE UNITS
4.1 Participants
The Board has the right to grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares (“Restricted Share Rights” or
“Restricted Share Unit”) as a discretionary payment in consideration of past services to the
Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine. Restricted Share Rights may be granted subject to performance conditions and/or performance multipliers, in which case such Restricted
Share Rights may be designated as “Performance Share Units”.
4.2 Restricted Share Right Grant Letter
Each grant of a Restricted Share Right under this Plan shall be evidenced by a grant letter or agreement (a “Restricted Share Right Grant Letter”) issued to the Participant by the Company. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under this Plan need not be identical.
4.3 Restricted Period
Concurrent with the determination to grant Restricted Share Rights to a Participant, the Board, on the recommendation of the Committee, shall determine the Restricted Period and vesting requirements applicable to such Restricted Share Rights. Vesting of a Restricted Share Right shall be determined at the sole discretion of the Board at the time of grant and shall be specified-10-

in the Restricted Share Right Grant Letter. Vesting requirements may be based upon the continued employment or other service of a Participant, and/or to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Rights to entitle the holder thereof to receive the underlying Shares (and the number of underlying Shares that may be received may be subject to performance multipliers). Upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), a Restricted Share Right shall be automatically settled, and without the payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the underlying Shares shall be issued to the holder of such Restricted Share Rights, which Restricted Share Rights shall then be cancelled.
4.4 Deferred Payment Date
Participants who are residents of Canada for the purposes of the Income Tax Act (Canada), or who are residents of Argentina, and not, in either case, a US Taxpayer, may elect to defer receipt of all or any part of the Shares underlying Restricted Share Rights until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.
4.5 Prior Notice of Deferred Payment Date
Participants who elect to set a Deferred Payment Date must, in respect of each such Deferred Payment Date, give the Company written notice of the Deferred Payment Date(s) not later than thirty (30) days prior to the expiration of the applicable Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked. For the avoidance of doubt, the foregoing shall not prevent a Participant from electing an additional Deferred Payment Date, provided, however that notice of such election is given by the Participant to the Company not later than thirty (30) days prior to the expiration of the subject Restricted Period.
4.6 Retirement or Termination during Restricted Period
Subject to the terms of any employment agreement or Award agreement between the Company and the Participant, in the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the Restricted Share Rights, including to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence or allow the Restricted Share Rights to continue in accordance with their original Restricted Periods.
4.7 Retirement or Termination after Restricted Period
In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares in satisfaction of the Restricted Share Rights then held by the Participant.-11-

4.8 Death or Disability of Participant
In the event of the death or total disability of a Participant, any Shares represented by Restricted Share Rights held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.
4.9 Payment of Dividends
Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Rights. The number of such additional Restricted Share Rights, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Rights (including Restricted Share Rights in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant’s account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Restricted Share Right, the fraction shall be disregarded. Any additional Restricted Share Rights awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Restricted Share Rights to which they relate.
4.10 Change of Control
If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 2.1(m)(A), (B), (D) or (E) all outstanding Restricted Share Rights shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.
In the event of a Change of Control pursuant to the provisions of Section 2.1 (m)(C), all Restricted Shares Rights outstanding shall immediately vest and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.
Notwithstanding any provision of this Plan, in the event of a Change of Control, all Arrangement Restricted Share Rights outstanding held by Arrangement Departing Participants shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.
The provisions of this Section 4.10 shall be subject to the terms of any employment agreement between the Participant and the Company.
4.11 Settlement Basis for Performance Share Units
In respect of Performance Share Units that are accelerated as a result of a Change of Control or the total disability or death of a Participant, unless the Board determines otherwise and subject to any employment agreement or Award agreement between the Company and the Participant, (i) in respect of any performance measurement periods that are completed on or prior to the Change of Control, total disability or death of a Participant, the proportion of Performance Share Units equivalent to the performance measurement periods completed shall be settled by applying a performance multiplier calculated based on the actual performance in respect to such completed periods, and (ii) in respect of any performance measurement periods that are not completed on or prior to the Change of Control, total disability or death of a Participant, the equivalent proportion-12-

of Performance Share Units in respect to such periods shall be settled by applying a performance multiplier of one Share for each Performance Share Unit.
PART 5
DEFERRED SHARE UNITS
5.1 Deferred Share Unit Grants
The Board may from time to time determine to grant Deferred Share Units to one or more Eligible Directors in a lump sum amount or on regular intervals, based on such formulas or criteria as the Board may from time to time determine. Deferred Share Units will be credited to the Eligible
Director’s account when designated by the Board.
5.2 Deferred Share Unit Grant Letter
Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter or agreement (a “Deferred Share Unit Grant Letter”) issued to the Eligible Director by the Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Deferred Share Unit Grant Letter. The provisions of Deferred Share Unit Grant Letters issued under this Plan need not be identical.
5.3 Redemption of Deferred Share Units and Issuance of Deferred Shares
The Deferred Share Units held by each Eligible Director who is not a US Taxpayer shall be redeemed automatically and with no further action by the Eligible Director on the 20th business day following the Separation Date for that Eligible Director. For US Taxpayers, Deferred Share Units held by an Eligible Director who is a Specified Employee will be automatically redeemed with no further action by the Eligible Director on the date that is six (6) months following the Separation Date for the Eligible Director, or if earlier, upon such Eligible Director’s death. Upon redemption, the former Eligible Director shall be entitled to receive and the Company shall issue, subject to the limitations set forth in Section 7.1 of this Plan, the number of Shares issued from treasury equal to the number of Deferred Share Units in the Eligible Director’s account, subject to any applicable deductions and withholdings. In the event a Separation Date occurs during a year and Deferred Share Units have been granted to such Eligible Director for that entire year, the Eligible Director will only be entitled to a pro-rated Deferred Share Unit Payment in respect of such Deferred Share Units based on the number of days that he or she was an Eligible Director in such year.
No amount will be paid to, or in respect of, an Eligible Director under this Plan or pursuant to any other arrangement, and no other additional Deferred Share Units will be granted to compensate for a downward fluctuation in the value of the Shares of the Company nor will any other benefit be conferred upon, or in respect of, an Eligible Director for such purpose.
5.4 Death of Participant
In the event of the death of an Eligible Director, the Deferred Share Units shall be redeemed automatically and with no further action on the 20th business day following the death of an Eligible Director.-13-

5.5 Payment of Dividends
Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, an Eligible Director may be credited with additional Deferred Share Units. The number of such additional Deferred Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Eligible Director if the Deferred Share Units in the Eligible Director’s account on the dividend record date had been outstanding Shares (and the Eligible Director held no other Shares), by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Deferred Share Unit, the fraction shall be disregarded. Any additional Deferred Share Units awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Deferred Share Units to which they relate.
PART 6 WITHHOLDING TAXES
6.1 Withholding Taxes
The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of
Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.
PART 7 GENERAL
7.1 Number of Shares
The aggregate number of Shares that may be issued under this Plan (together with any other securities-based compensation arrangements of the Company in effect from time to time) shall not exceed 14,400,737 Shares, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company’s other security-based compensation arrangements, as applicable),
(a) to Insiders shall not exceed 10% of the Company’s outstanding issue from time to time;
(b) to Insiders within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and
(c) to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.
In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Company’s other security-based-14-

compensation arrangement, as applicable) exceed 5% of the Company’s outstanding issue from time to time.
The aggregate number of Options that may be granted under this Plan to any one non-employee director of the Company within any one-year period shall not exceed a maximum value of C$100,000 worth of securities, and together with any Restricted Share Rights and Deferred Share
Units granted under this Plan and any securities granted under all other securities-based compensation arrangements, such aggregate value shall not exceed C$150,000 in any one-year period. The calculation of this limitation shall not include however: (i) the initial securities granted under securities-based compensation arrangements to a person who was not previously a director of the Company, upon such person becoming or agreeing to become a director of the
Company (however, the aggregate number of securities granted under all securities-based compensation arrangements in this initial grant to any one non-employee director shall not exceed the foregoing maximum values of securities); (ii) the securities granted under securities-based compensation arrangements to a director of the Company who was also an officer of the Company at the time of grant but who subsequently became a non-employee director; and (iii) any securities granted to a non-employee director that is granted in lieu of any director cash fee provided the value of the security awarded has the same value as the cash fee given up in exchange for such security. For greater clarity, in this Plan, securities-based compensation arrangements include securities issued under this Plan and any other compensation arrangements implemented by the Company including stock options, other stock option plans, employee stock purchase plans, stock appreciation right plans, deferred share unit plans, performance share unit plans, restricted share unit plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury, but excludes any compensation arrangement that does not involve the issuance of Shares from treasury and any other compensation arrangements assumed or inherited by the Company in connection with the acquisition of another entity.
For the purposes of this Section 7.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.
For greater clarity, the issuance of Arrangement Restricted Share Rights and Arrangement Deferred Share Units shall not be treated as a new grant of Restricted Share Rights and Deferred Share Units, respectively.
7.2 Lapsed Awards
If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Toronto Stock Exchange.
7.3 Adjustment in Shares Subject to this Plan
If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.-15-

7.4 Transferability
Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable except by will or by the laws of descent and distribution.
7.5 Employment
Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in this Plan by a Participant is voluntary.
7.6 Record Keeping
The Company shall maintain a register in which shall be recorded:
(a) the name and address of each Participant;
(b) the number of Awards granted to each Participant and relevant details regarding such Awards; and
(c) such other information as the Board may determine.
7.7 Necessary Approvals
This equity incentive plan of the Corporation shall become effective on the Arrangement Effective Date as contemplated in the Plan of Arrangement and subject to (a) the approval of the Toronto
Stock Exchange and the New York Stock Exchange and (b) applicable shareholder approval.
7.8 Amendments to Plan
The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term and termination provisions of the Award, changes to the Cashless Surrender Right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:
(a) such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;
(b) no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;-16-

(c) the expiry date of an Option Period in respect of an Option shall not be more than ten (10) years from the date of grant of an Option except as expressly provided in Section 3.4;
(d) the Directors shall obtain shareholder approval of:
(i) any amendment to the number of Shares specified in Section 7.1;
(ii) any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders, or remove participation limits on non -employee directors or increase the amounts of participation limits on non -employee directors;
(iii) any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 7.3 or permits the cancellation and re-issuance of Options;
(iv) any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in Section 3.4;
(v) any amendment to permit Options to be transferred other than for normal estate settlement purposes; or
(vi) any amendment to reduce the range of amendments requiring shareholder approval contemplated in this Section.
If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.
7.9 No Representation or Warranty
The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.
7.10 Section 409A
It is intended that any payments under the Plan to US Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.
7.11 Compliance with Applicable Law, etc.
If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having-17-

authority over the Company or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.
All Awards and securities which may be acquired pursuant to the exercise of the Awards to be issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption or exclusion from such registration requirements.
7.12 Clawback and Recoupment
All Awards under this Plan shall be subject to forfeiture or other penalties pursuant to any Company clawback policy, as may be adopted or amended from time to time, and such forfeiture and/or penalty conditions or provisions as determined by the Committee.
7.13 Term of the Plan
Once effective in accordance with Section 7.7, this Plan shall remain in effect until it is terminated by the Board.
PART 8
ADMINISTRATION OF THIS PLAN
8.1 Administration by the Committee
(a) Unless otherwise determined by the Board, this Plan shall be administered by the Governance, Nomination, Compensation and Leadership Committee (the “Committee”) or equivalent committee appointed by the Board and constituted in accordance with such Committee’s charter.
(b) The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:
(i) adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and
(ii) otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.
8.2 Board Role
(a) The Board, on the recommendation of the Committee or of its own volition, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards. The Board may delegate this authority as it sees fit, including as set forth in Section 3.3.-18-

(b) The Board may delegate any of its responsibilities or powers under this Plan to (i) the Committee, or (ii) the CEO as set forth in Section 3.3.
(c) In the event the Committee or, in respect of the Delegated Options, the CEO, is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee (or CEO, as the case may be) provided for herein.
PART 9
PLAN OF ARRANGEMENT
9.1 Plan of Arrangement
This equity incentive plan contemplates the Plan of Arrangement. To the extent applicable, it is intended that the Outstanding Restricted Share Rights and the Outstanding Deferred Share Units will be exchanged for Arrangement Restricted Share Rights and Arrangement Deferred Share Units, respectively, pursuant to the Plan of Arrangement on a tax-deferred basis under subsection 7(1.4) of the Income Tax Act (Canada).
9.2 Arrangement Restricted Share Rights
(a) For all purposes under the Plan, the date on which an Arrangement Restricted
Share Right is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Restricted Share Right shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement.
(b) With respect to Arrangement Restricted Share Rights that replace Performance Share Units (as defined in the Remainco Equity Incentive Plan), all such Arrangement Restricted Share Rights shall (unless otherwise determined by the Board) be subject to the same time based vesting period as the Performance Share Units they replace and upon vesting such Arrangement Restricted Share Rights shall be fully satisfied by the issuance of one Share (unless otherwise determined by the Board) irrespective of the applicable performance multiplier to which the Performance Share Unit was subject. Notwithstanding the foregoing, Arrangement Restricted Share Rights that replace Performance Share Units that were fully vested and outstanding prior to the Arrangement Effective Time may be settled by the Company in accordance with the performance multiplier applicable to the Performance Share Units replaced.
(c) In addition, notwithstanding anything contained herein to the contrary, in respect of each person who was a “Participant” as defined in the Remainco Equity Incentive Plan immediately prior to the Arrangement Effective Time, who does not become an Eligible Director or Eligible Employee due to or in connection with the Arrangement (each such person, an “Arrangement Departing Participant”), and who remains a director, officer or employee of Remainco or any Remainco Designated Affiliate, or provides ongoing services for Remainco or any Remainco-19-

Designated Affiliate and complies with the definition of “consultant” or “advisor” as set forth in Form S-8 (a “Remainco Service Provider”), all Arrangement
Restricted Share Rights (other than those issued pursuant to paragraph (b)) issued to Arrangement Departing Participants that replace Outstanding Restricted Share Rights shall (unless otherwise determined by the Board) immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Restricted Share Rights as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Restricted Share Rights to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Restricted Share Rights shall then be cancelled.
(d) With respect to Arrangement Restricted Share Rights issued to an Arrangement Departing Participant that are not immediately vested, upon such Arrangement Departing Participant ceasing to be a director, officer or employee of Remainco or any Remainco Designated Affiliates, or a Remainco Service Provider, as applicable, such Arrangement Departing Participant shall be treated for the purposes of this Plan as having ceased to be so employed with the Company and its Designated Affiliates and such Arrangement Departing Participant’s Arrangement Restricted Share Rights shall be dealt with in accordance with Section 4.6 of this Plan.
9.3 Arrangement Deferred Share Units
(a) For all purposes under the Plan, the date on which an Arrangement Deferred Share Unit is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Deferred Share Unit shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement.
(b) Notwithstanding anything contained herein to the contrary, (unless otherwise determined by the Board) all Arrangement Deferred Share Units issued to Arrangement Participants shall immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Deferred Share Units as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Deferred Share Units to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Deferred Share Units shall then be cancelled.-20-